

2021

Notice of Annual Meeting of Shareholders and Proxy Statement

Date: June 9, 2021

75 Park Plaza
4th Floor
Boston, MA 02116
617-807-6600

Letter to Our Shareholders

Dear Fellow Shareholders,

Paratek was able to deliver strong full-year financial and operational achievements in 2020, executing successfully against our key objectives despite the challenges presented to the biopharmaceutical and healthcare industries by the COVID-19 pandemic. Importantly, the sales trajectory of NUZYRA® (omadacycline) has established itself as one of the most successful antibiotic launches in recent years and we believe has further solidified Paratek's leadership position in the anti-infectives sector. The attributes of NUZYRA continue to deliver positive patient stories and we believe, will be an important solution to address the unrelenting challenges of anti-microbial resistance.

NUZYRA's revenue ramp continued to grow quarter over quarter throughout 2020, generating net sales of $38.8 million, a 237% increase versus the prior year. These outstanding results were achieved despite a considerable reduction in patient flows to physician offices and institutions and significant declines in the utilization of generic broad-spectrum antibiotics. Notwithstanding these headwinds, NUZYRA's continued quarter over quarter growth in 2020 is not only a significant achievement in a healthcare setting challenged by the COVID-19 pandemic, but also a reflection of the clinical importance of and positive patient outcomes experienced by patients with NUZYRA when in the hands of clinicians.

In December 2019, we entered into a unique-public-private, broad-based Project BioShield contract with Biomedical Advanced Research and Development Authority (BARDA) to support the development and U.S.-based manufacturing of NUZYRA for the treatment of pulmonary anthrax. The current BARDA contract represents a total potential value of up to approximately $285 million.

Activities under the BARDA contract continued to progress well as our Company evolves into a valued and trusted partner with the U.S. government to develop solutions for both bioterrorism threats and for pandemic preparedness. In 2020, BARDA initiated two of the time-based contract options on or ahead of schedule. These two time-based contract options included the initiation of funding for all of the U.S. Food and Drug Administration, or FDA, post-marketing requirements associated with the approval of NUZYRA and the U.S. supply chain onshoring activities and manufacturing security requirements, each of which was activated three months ahead of schedule. The onshoring initiative augments the security of NUZYRA's overall supply chain by adding a comprehensive and additional U.S. based supply chain to our already well established, FDA-inspected, all-EU based manufacturing infrastructure. To the best of our knowledge, NUZYRA is on track to be the first and only antibiotic to be entirely made in the United States, including active pharmaceutical ingredient production.

Importantly, this U.S. onshoring initiative for NUZYRA also aligns with the White House's "Buy America" executive order, issued in August of last year, which required FDA to establish a list of essential medicines with plans to procure these agents from U.S.-based manufacturing sources. We were pleased to see that FDA included NUZYRA as part of FDA's Essential Medicines list that was released on October 30th, 2020. This further supports the importance to the U.S. government of ensuring that NUZYRA will be secured in the Strategic National Stockpile and that we have ongoing plans to build a fully integrated NUZYRA manufacturing supply chain on U.S. shores.

Beyond the work with BARDA, we also continued to pursue several compelling life-cycle opportunities for NUZYRA. The first of these is the completed and filed community-acquired bacterial pneumonia, or CABP, PK study, designed to support an oral-only loading dose regimen in CABP. This application was submitted to the FDA in July 2020 with our action date set for May 2021.

We are also pursuing a clinical development program with NUZYRA for non-tuberculous mycobacteria, or NTM, pulmonary disease caused by *Mycobacteria abscessus*. NTM abscessus is an orphan disease requiring extended or possibly lifelong therapy. With no FDA-approved therapies, there is significant unmet medical need for these patients. Throughout 2020, we advanced the startup activities for the planned Phase 2b study for NTM abscessus with initiation of the study planned as early as the first half of 2021.

Zai Lab Limited, our NUZYRA partner in the greater China region, has also made significant progress following its completion of the Phase 3 development program for omadacycline. Following the successful submission of the New Drug Application, or NDA in China for omadacycline in late 2019, Zai Lab announced, in 2020, the NDA acceptance by the China National Medical Products Administration for the treatment of CABP and acute bacterial skin and skin structure infections, with an expected approval this year.

We also continued to strengthen our balance sheet in 2020. We entered into a $60.0 million non-recourse loan agreement with an affiliate of R-Bridge Healthcare Investment Advisory, that will be repaid using 100% of the royalty proceeds from our License and Collaboration Agreement with Zai Lab Limited plus a small revenue interest from the Company's U.S. net sales of NUZYRA. We believe that this financing, as structured, provides further strategic flexibility to our balance sheet and materially strengthens Paratek's overall cash position.

"We will continue to be focused on being disciplined in our capital allocation, our operational deliverables, meeting our commitments, all the while, building long-term value for patients, physicians and our shareholders."

We believe that the 2020 achievements and sales trajectory of NUZYRA, are setting the foundation for long-term sustained growth in 2021 and beyond. We will continue to be focused on being disciplined in our capital allocation, our operational deliverables, and meeting our commitments, all the while, building long-term value for patients, physicians and our shareholders.

As the wealth of microbiological data and clinical outcome studies on NUZYRA continues to expand, we are increasingly confident in the potential of NUZYRA to be an effective and a much-needed addition to the armamentarium of antibiotics available to physicians to save lives, particularly when resistance is of concern.

The BARDA collaboration positions Paratek as a leader in innovation for the broader infectious disease sector in the all-important battle against antimicrobial resistance as well as for bioterrorism pathogens.

The opportunities ahead of us to provide a novel life-saving antibiotic to patients motivate us all at Paratek. We would like to thank the patients who have participated in our clinical studies, our employees who have worked tirelessly and passionately to provide NUZYRA for patients in need and those self-less and dedicated healthcare professionals who are at the bedside each and every day.

We thank you for your continued support. Our important mission to develop and commercialize novel life-saving therapies for life threatening diseases or other public health threats for civilian, government and military use depends upon it.

Sincerely,

 

MICHAEL F. BIGHAM
Executive Chairman

EVAN LOH, M.D.
Chief Executive Officer



PARATEK

Notice of Annual Meeting of Shareholders

DEAR SHAREHOLDER:

All Shareholders of record are cordially invited to attend the Annual Meeting of Shareholders of Paratek Pharmaceuticals, Inc., a Delaware corporation, to be held on Wednesday, June 9, 2021 at 9:30 a.m. Eastern Daylight Time. This year's Annual Meeting will be a "virtual" meeting of shareholders. You can attend the Annual Meeting online, vote your shares electronically, and submit your questions during the Annual Meeting by visiting www.virtualshareholdermeeting.com/PRTK2021. Prior to the Annual Meeting, you will be able to vote at www.proxyvote.com. This year, we are asking shareholders to consider and vote on the following proposals:

VOTING ITEMS

PROPOSAL	BOARD VOTING RECOMMENDATION	FOR FURTHER DETAILS
1. To elect our three nominees as Class III directors to serve until the 2024 annual meeting of shareholders and until their successors are duly elected and qualified.	**FOR** each director nominee	Page 10
2. To approve an amendment to our Amended and Restated Certificate of Incorporation, as amended, to increase the number of authorized shares of our common stock, from 100,000,000 shares to 200,000,000 shares.	**FOR**	Page 42
3. To ratify the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2021.	**FOR**	Page 44

Shareholders will also consider any other business properly brought before the meeting.

These items of business are more fully described in the Proxy Statement accompanying this Notice.

The record date for the Annual Meeting is April 12, 2021. Only shareholders of record at the close of business on that date may vote at the meeting or any adjournment thereof.

If you are a shareholder of record, you may virtually attend and vote at the Annual Meeting. Whether or not you expect to virtually attend the Annual Meeting, we urge you to vote your shares by following the instructions in the Important Notice Regarding the Availability of Proxy Materials that you previously received, and submit your proxy by Internet, telephone or signing, dating and returning the proxy card included in these materials. You may still attend the virtual meeting, even if you have already voted by proxy. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a voting instruction form from that record holder.

By Order of the Board of Directors,

William M. Haskel

WILLIAM M. HASKEL
Corporate Secretary
Boston, Massachusetts
April 23, 2021

BACKGROUND



DATE AND TIME
Wednesday, June 9, 2021
at 9:30 a.m. Eastern Daylight Time



LOCATION
www.virtualshareholder meeting.com/PRTK2021



WHO CAN VOTE
You may vote at the Annual Meeting if you were a shareholder of record at the close of business on April 12, 2021.

VOTING METHODS



INTERNET
Go to http://www.vote proxy.com to complete an electronic voting instruction form.



TELEPHONE
Dial toll-free 1-800-690-6903 and follow the recorded instructions.



MAIL
Complete, sign and date the proxy card that may be delivered and return it promptly in the envelope provided.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON JUNE 9, 2021

This Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 are available for viewing, printing and downloading at www.proxyvote.com. To view these materials, please have your 16-digit control number(s) available that appears on your proxy card.

Additionally, you can find a copy of our Annual Report on Form 10-K on the website of the Securities and Exchange Commission, or the SEC, at www.sec.gov, or in the "Investors" section of our website at www.paratekpharma.com. You may also obtain a printed copy of our Annual Report on Form 10-K, free of charge, by sending an email or written request to: Corporate Secretary, Paratek Pharmaceuticals, Inc., 75 Park Plaza, 3rd Floor, Boston, Massachusetts, 02116, ir@paratekpharma.com. Exhibits, if any, will be provided upon email or written request and payment of an appropriate processing fee.

Table of Contents

About Paratek

Paratek Pharmaceuticals, Inc. is a commercial-stage biopharmaceutical company focused on the development and commercialization of novel life-saving therapies for life-threatening diseases or other public health threats for civilian, government and military use.

Our lead commercial product, NUZYRA® (omadacycline), is a once-daily oral and intravenous antibiotic available in the U.S. for the treatment of adults with community-acquired bacterial pneumonia, or CABP, and acute bacterial skin and skin structure infections, or ABSSSI. We have a collaboration agreement with Zai Lab Limited, or Zai Lab, for the development and commercialization of omadacycline in the greater China region and retain all remaining global rights.

We exclusively licensed U.S. rights and rights to the greater China territory for SEYSARA® (sarecycline), an FDA approved once-daily oral therapy for the treatment of moderate to severe acne vulgaris, to Almirall, LLC, or Almirall. We retain the development and commercialization rights for sarecycline in the rest of the world.

In 2019, we were awarded a contract from the Biomedical Advanced Research and Development Authority, or BARDA, that represents a total potential value of approximately $285 million to support the development and U.S.-based manufacturing of NUZYRA for the treatment of pulmonary anthrax.

All references to “Paratek,” the “Company,” “we,” “us” or “our” in this Proxy Statement mean Paratek Pharmaceuticals, Inc.

Our Products and Pipeline

There is a growing scarcity of novel and effective broad-spectrum antibiotics for the treatment of bacterial infections.


Research
Preclinical
Phase 1
Phase 2
Phase 3
Registration
Marketed*
Commercial Rights
once-daily
NUZYRA®
(omadacycline)
ABSSSI (IV & Oral)
ABSSSI (Oral only Loading Dose)
CABP (IV & Oral)
CABP PK Study for Oral-only Labelling
Non-Tuberculous Mycobacteria (NTM)
Pulmonary Anthrax; Project BioShield
FDA Animal Rule Applies
(Global*)
PARATEK
Seysara
Inflammatory Acne (Acne Vulgaris)
ex-US+
PARATEK
US
Almirall

*We have entered into a collaboration agreement with Zai Lab (Shanghai) Co., Ltd., for the greater China region
+We have entered into a license agreement with Almirall for the greater China region

Paratek is Well-Positioned for Long-Term Growth

Disciplined Focus on Execution + Future Value Creation



Near Term Execution

- Advance NUZYRA® U.S. Launch
- Capitalize on Project BioShield Opportunity
- Disciplined Operating Expense Management

once-daily NUZYRA® (omadacycline)

NUZYRA® 100mg for injection & 150mg tablets

Future Value Creation

- Rare Disease Opportunity for NUZYRA in NTM
- Oral-only loading dose regimen for NUZYRA in CABP
- Product / Portfolio Expansion

2020 Financial and Business Highlights

Key Highlights

- NUZYRA generated $38.8 million of net U.S. sales in 2020, a 237% increase versus prior year despite significant declines in overall broad-spectrum antibiotic utilization and patient flows to physician offices and institutions throughout 2020 as a result of the COVID-19 pandemic

- NUZYRA is establishing itself as one of the most successful antibiotics launches in the past five years with strong quarter-over-quarter growth in net U.S. sales since launch in February 2019

- Successfully conducted a community sales force pilot program in 2020, leading to the early 2021 expansion into the primary care setting



NUZYRA U.S. Revenue (Net)
(In Millions)
Data Since Launch

NUZYRA is on track to have one of the most successful antibiotic launches in the last 5 years.

Q1 2019	$1.3
Q2 2019	$1.7
Q3 2019	$3.1
Q4 2019	$5.4
Q1 2020	$7.3
Q2 2020	$8.1
Q3 2020	$10.9
Q4 2020	$12.4

- Demonstrated solid progress in our market access penetration with over 300 million lives covered at the end of 2020

- Strengthened balance sheet by entering into a $60.0 million non-recourse loan agreement with an affiliate of R-Bridge Healthcare Investment Advisory and subsequently prepaying in full all obligations outstanding under our secured term loan with Hercules Capital

- Disciplined management of operating expenses to preserve cash

- Made significant progress in the pulmonary anthrax development program under our Project BioShield contract with BARDA, including advancing our efforts to onshore the manufacturing of NUZYRA to the U.S.

- Filed a supplemental new drug application, or sNDA, with the FDA for an oral-only loading dose regimen for patients diagnosed with CABP

- Start-up activities underway for a Phase 2b clinical study for treatment of non-tuberculosis mycobacteria, or NTM. Initiation of patient enrollment is planned for as early as the first half of 2021

Our Corporate Culture

We are driven by our mission to develop transformative medicines for patients with life-threatening diseases and solutions that lead to positive patient stories. Our vision is to be a leading independent biopharmaceutical company providing novel life-saving products for life-threatening diseases or other public health threats for civilian, government and military use. We were founded and continue to be built on our four core values: purposeful, passionate, resourceful, and collaborative.

PURPOSEFUL	PASSIONATE	RESOURCEFUL	COLLABORATIVE
We have a disciplined team with proven capabilities to develop and commercialize new treatment solutions for complex medical solutions	We have unwavering passion for bringing effective solutions to patients, persevering through obstacles, and building momentum to help people, empower physicians, and generate returns for investors.	We use the highest caliber research and development processes to harness the power of tetracycline-based chemistry, innovating to develop new compounds for a multitude of indications.	We are advancing science, working together to develop new compounds, and partnering with others to bring high impact solutions to physicians and openly sharing our progress and perspectives.

Corporate Sustainability

We understand that delivering on our mission over the long term requires a focus on corporate sustainability, including environmental, social, and governance considerations. Specifically, we focus on the following:

Patient Support: We are committed to ensuring our innovations reach as many patients as possible, as quickly as possible. We provide patient support and education programs.

Diversity and Inclusion: We strive to promote diversity, inclusion, equal opportunity and personal development. As of January 2021, women make up more than half of our workforce and ethnic or racial minorities make up more than twenty-six percent of our total employee population.

Dedication to Employees: We believe in the importance of investing in our employees' health, safety, wellness, and ongoing professional development.

Community Involvement: Supporting and giving back to the communities in which we live and work are at the core of our values. Through both corporate initiatives and the individual contributions of our employees, we seek to make a difference.

Our Board sets high standards for our employees, officers, and directors. Implicit in this philosophy is the importance of sound corporate governance. It is the duty of the Board to serve as a prudent fiduciary for shareholders and to oversee the management of our business. To fulfill its responsibilities and to discharge its duty, our Board follows the procedures and standards that are set forth in our Code of Business Conduct and Ethics, which are subject to modification from time to time as the Board deems appropriate, in our best interests or as required by applicable laws and regulations.

Our industry is highly regulated, and is governed by many international, federal, state, and local laws. It is our policy to conduct activities in compliance with all applicable laws, regulations, and industry standards as well as scientific research standards and guidelines.

Patient safety is our highest priority, and we are committed to providing safe and effective products to our patients. We work closely with government entities, like the FDA, to ensure the safety and efficacy of products and follow all requirements regarding manufacturing, registration, and promotion of prescription drugs.

Our Board of Directors

ROBERT S. RADIE, 57
Chairman of the Board
and Chief Executive Officer,
Neuraptive Therapeutics, Inc.
Committee Membership:
Compensation Committee,
Nominating and Corporate
Governance Committee (Chair)

THOMAS J. DIETZ, PH.D., 57
Chairman and CEO,
Waypoint Holdings, LLC
Committee Membership:
Audit Committee (Chair),
Compensation Committee

MICHAEL F. BIGHAM, 63
Executive Chairman
of the Board, Paratek
Pharmaceuticals, Inc.

TIMOTHY FRANSON, M.D., 69
Principal, Faegre Drinker
Consulting in the Health
and FDA Practice sectors
Committee Membership:
Compensation Committee,
Nominating and Corporate
Governance Committee



JEFFREY STEIN, PH.D., 66
President, Chief Executive
Officer and Director,
Cidara Therapeutics, Inc.
Committee Membership:
Audit Committee,
Compensation Committee
(Chair)

EVAN LOH, M.D., 62
Chief Executive Officer,
Paratek Pharmaceuticals, Inc.

KRISTINE PETERSON, 61
Former Chief Executive Officer,
Valeritas, Inc.
Committee Membership:
Audit Committee, Nominating
and Corporate Governance
Committee

ROLF K. HOFFMANN, 61
Former Senior Vice President,
International Commercial
Operations and Senior Vice
President, U.S. Commercial
Operations, Amgen, Inc.
Committee Membership:
Nominating and Corporate
Governance Committee

*   If elected at the Annual Meeting.

Performance against Our Metrics

OUR GOALS	OUR METRICS	OUR PERFORMANCE
Financial Goal	■ Achieve NUZYRA net product sales of $35.0M ■ Secure first procurement of NUZYRA for treatment of pulmonary anthrax for the Strategic National Stockpile by BARDA (valued > $35.0M) ■ Maintain cash runway > 30 months at year end	■ Exceeded revenue target by earning $38.8M in net product sales ■ Goal was partially achieved. Submission of a pre-emergency use authorization, or pre-EUA, was completed. The FDA's review of the pre-EUA is ongoing and BARDA is working with FDA to satisfy BARDA's requirements. Goal has taken longer than anticipated ■ Successfully achieved
Operational Goal	■ Ensure a continuous, uninterrupted ex-factory supply of NUZYRA ■ BARDA milestone: Initiate anthrax animal rule development program in pulmonary anthrax ■ BARDA milestone: Initiate post-marketing requirements for NUZYRA ■ Conduct activities ethically and in compliance in all material respects with the company's policies and code of business conduct.	■ Successfully achieved ■ Successfully evaluated minimum inhibitory concentrations, or MICs, of omadacycline against approximately 100 anthrax strains ■ Successfully achieved ■ Successfully achieved
Product Goal	■ Approval of sNDA for oral-only loading dose regimen for patients diagnosed with CABP	■ Goal was partially achieved. We timely completed the required study and sNDA submission to the FDA. However, the FDA classified the submission as an efficacy study requiring 10-month review, therefore, decision now expected in 2021
Growth Goal	■ Negotiate third-party out-license agreement for SEYSARA or NUZYRA outside U.S.	■ Executed out-license agreement with Almirall for SEYSARA in the greater China region

Exceptional Achievements Rewarded by the Compensation Committee	**Financial**	■ Replaced secured loan facility with non-recourse royalty-based debt ■ Achieved greater than $10.0M overall in operational savings ■ Secured meetings with U.S. government agency regarding NUZYRA capabilities for COVID-19 ■ Significant progress in seeking government-related non-dilutive funding opportunities
	Commercial	■ Completed successful community pilot study led to and prepared for onboarding implementation of community launch in January, 2021
	BARDA	■ Designed and conducted additional pharmacokinetic study within 10 weeks in response to FDA's comments ■ Initiated U.S. onshoring manufacturing activities three months early
	Corporate Development	■ Exceptional efforts towards business development opportunities
	Clinical/Regulatory/ Technical Operations/ Medical	■ Extension of omadacycline IV shelf life to four years and efficiencies in stock rotation in anticipation of BARDA procurement ■ Overachievement for creation of case series medical publications that provide an increase in the number of clinical pathways for omadacycline
	COVID-19 Response	■ Mitigated supply risk given global facility, material, component, and logistics disruptions ■ Mobilized information technology to support virtual environment with immediacy ■ Developed COVID-19 engagement plans that provided increased and on-going communications, resources, and activities flexible to employee needs while enhancing our Company culture ■ Ensured financial reporting pivoted to secure and accurate reporting in a virtual environment ■ Established safety protocols and policies to comply with federal and local guidelines while supporting business operations and flexing with on-going changes to the external environment

ITEM 1

Election of Directors

 **FOR** | **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH DIRECTOR NOMINEE.** | **VOTE REQUIRED**

Our Board of Directors, or the Board, is divided into three classes. Each class consists, as nearly as possible, of one-third of the total number of directors, and each class has a three-year term. Vacancies on the Board of Directors may be filled only by persons elected by a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class, including vacancies created by an increase in the number of directors, will serve for the remainder of the full term of that class and until the director's successor is duly elected and qualified.

The Board presently has eight members. There are three directors in the class whose term of office expires in 2021. There are three persons nominated by the Board for election at the 2021 Annual Meeting of Shareholders, or the Annual Meeting, each of which is currently a director of Paratek. If elected at the Annual Meeting, each of these nominees would serve until the 2024 annual meeting and until his or her successor has been duly elected and qualified, or, if sooner, until the director's death, resignation, or removal. Our policy is to encourage directors and nominees for director to attend our annual meetings. All of our directors then in office attended the 2020 annual meeting.

Directors are elected by a plurality of the votes of the holders of shares present online at the Annual Meeting or represented by proxy and entitled to vote on the election of directors. Accordingly, the three nominees receiving the highest number of affirmative votes will be elected. Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the three nominees named below. If any nominee becomes unavailable for election as a result of an unexpected occurrence, shares that would have been voted for that nominee will instead be voted for the election of a substitute nominee proposed by Paratek. Each person nominated for election has agreed to serve if elected. We have no reason to believe that any nominee will be unable to serve.

Our Board

The following sets forth certain information as of April 12, 2021, with respect to our directors, including the three individuals nominated for election by our Board of Directors at the Annual Meeting.



EVAN LOH, M.D., 62
Chief Executive Officer,
Paratek Pharmaceuticals, Inc.
Tenure: 7 years
Other Public Boards: 2

MICHAEL F. BIGHAM, 63
Executive Chairman
of the Board, Paratek
Pharmaceuticals, Inc.
Tenure: 7 years
Other Public Boards: 2

JEFFREY STEIN, PH.D., 66
President, Chief Executive
Officer and Director,
Cidara Therapeutics, Inc.
Tenure: 7 years
Other Public Boards: 2
Committee Membership:
Audit Committee,
Compensation Committee
(Chair)

THOMAS J. DIETZ, PH.D., 57
Chairman and CEO,
Waypoint Holdings, LLC
Tenure: 7 years
Other Public Boards: 2
Committee Membership:
Audit Committee (Chair),
Compensation Committee

ROBERT S. RADIE, 57
Chairman of the Board
and Chief Executive Officer,
Neuraptive Therapeutics, Inc.
Tenure: 7 years
Other Public Boards: 2
Committee Membership:
Compensation Committee,
Nominating and Corporate
Governance Committee (Chair)

TIMOTHY FRANSON, M.D., 69
Principal, Faegre Drinker
Consulting in the Health
and FDA Practice sectors
Tenure: 6 years
Other Public Boards: 2
Committee Membership:
Compensation Committee,
Nominating and Corporate
Governance Committee

KRISTINE PETERSON, 61
Former Chief Executive Officer,
Valeritas, Inc.
Tenure: 5 years
Other Public Boards: 3
Committee Membership:
Audit Committee, Nominating
and Corporate Governance
Committee

ROLF K. HOFFMANN, 61
Former Senior Vice President,
International Commercial
Operations and Senior Vice
President, U.S. Commercial
Operations, Amgen, Inc.
Tenure: 3 years
Other Public Boards: 3
Committee Membership:
Nominating and Corporate
Governance Committee

INDEPENDENT

Board Snapshot



TENURE	AGE	DIVERSITY	INDEPENDENCE
Average: 5.7 years	Average: 62 years	25% Diverse	75% Independent Directors

■ 1-3 years 13%	■ <60 years 25%	■ Diverse 25%	■ Independent 75%
■ 4-6 years 50%	■ 60-65 years 50%	■ Non-Diverse 75%	■ Non-Independent 25%
■ 7 years 38%	■ 65> years 25%		

Qualifications and Attributes

	MICHAEL F. BIGHAM	THOMAS J. DIETZ, PH.D.	TIMOTHY FRANSON, M.D.	ROLF K. HOFFMANN	EVAN LOH, M.D.	KRISTINE PETERSON	ROBERT S. RADIE	JEFFREY STEIN, PH.D.
Public Company Board Experience	✔	✔	✔	✔	✔	✔	✔	✔
Industry Experience								
Biopharma	✔	✔	✔	✔	✔	✔	✔	✔
Anti-Infective	✔	✔	✔	✔	✔	✔		✔
Functional Expertise								
Chief Executive Officer/General Manager	✔	✔		✔	✔	✔	✔	✔
Business Development	✔	✔	✔	✔		✔	✔	✔
Drug Development	✔	✔	✔	✔	✔	✔	✔	✔
Finance	✔	✔		✔	✔	✔		✔
Sales & Marketing	✔			✔		✔	✔	
Accreditations								
Ph.D.		✔						✔
M.D.			✔		✔			

Shareholder Engagement

In 2020, our shareholder engagement included participation in multiple investor conferences and numerous individual investor meetings and calls on a variety of topics, such as our commercial performance, the Company's strategy, our financial position and pipeline and government opportunities. Following the results of our 2020 Say on Pay vote, we also conducted outreach to our top 30 shareholders to engage with them on Paratek's compensation philosophy and programs. This outreach resulted in the Company's providing increased disclosure of our compensation philosophy, programs and metrics, as well as adopting a compensation clawback policy and stock ownership guidelines applicable to our executive officers and directors.

Nominees for Election for a Three-Year Term Expiring at the 2024 Annual Meeting



Former Senior Vice President, International Commercial Operations and Senior Vice President, U.S. Commercial Operations

Amgen, Inc.

Director Since:

April 2018

Committee Membership:

Nominating and Corporate Governance Committee

ROLF K. HOFFMANN, 61

Rolf K. Hoffmann has served on our Board of Directors since April 2018. Previously Mr. Hoffmann spent 12 years at Amgen, Inc., or Amgen, including as Senior Vice President, International Commercial Operations and Senior Vice President, U.S. Commercial Operations. Mr. Hoffmann joined Amgen from Eli Lilly & Company, or Lilly where he worked for 17 years in a variety of sales and marketing and executive management positions. His sales and marketing positions at Lilly included product manager for Prozac(R) and national sales manager for Lilly's Central Nervous System franchise. He held positions at Lilly as Area Director of Latin America, General Manager South, Subsahara Africa and General Manager of Germany. Mr. Hoffmann currently serves as a Director of Genmab A/S, Shield Therapeutics plc, and most recently EUSA Pharma, Inc. He is also Chair of the Board of Biotest Pharmaceuticals Corporation. He served as a Member of Supervisory Board at Stada Arzneimittel AG from August 2016 to September 2017.

He is an adjunct professor at the University of North Carolina's Kenan-Flagler Business School in Chapel Hill, USA, for strategy and international business development. Mr. Hoffmann received a Master's degree in English from the University of Koeln, Master in Kinesiology from the Deutsche Sporthoschschule, also in Koeln, Germany and a Master's degree in Business Administration from the University of North Carolina's Kenan-Flagler Business School in 1987.

We believe Mr. Hoffmann's qualifications to sit on the Board include his wealth of international management experience gained over 30 years in the pharmaceutical industry.



Former Chief Executive Officer

Valeritas, Inc.

Director Since:

March 2016

Committee Membership:

Audit Committee, Nominating and Corporate Governance Committee

KRISTINE PETERSON, 61

Kristine Peterson has served on our Board of Directors since March 2016. In her previous role as Chief Executive Officer at Valeritas, Inc., from June 2009 to February 2016, she evolved the organization from an early-stage company to a fully commercial operation, following the U.S. and EU approvals of its drug-device in type-2 diabetes. Ms. Peterson has more than 30 years of industry experience, including as Company Group Chair of Johnson & Johnson's or J&J biotech groups. In that role, she was responsible for research, development, manufacturing, and commercialization of oncology, immunology, and other biotechnology therapeutics for J&J. Previously, she was Executive Vice President for J&J's global strategic marketing organization. Prior to J&J, she was Senior Vice President, Commercial Operations for Biovail Corporation and President for Biovail Pharmaceuticals. Earlier, Ms. Peterson spent 20 years with Bristol-Myers Squibb where she held assignments of increasing responsibility in marketing, sales, and general management, including running the cardiovascular/metabolics business unit and the generics division.

Ms. Peterson currently serves as a member of the boards of Amarin Corporation, Enanta Pharmaceuticals, Inc. and ImmunoGen, Inc. and was previously an advisor to the Healthcare Businesswoman's Association. She has a B.S. and an M.B.A. from the University of Illinois at Champaign-Urbana.

We believe Ms. Peterson's qualifications to sit on the Board include her strong background in pharmaceutical industry leadership and market development.



President, Chief Executive Officer and Director

Cidara Therapeutics, Inc.

Director Since:

October 2014

Committee Membership:

Audit Committee, Compensation Committee (Chair)

JEFFREY STEIN, PH.D., 66

Jeffrey Stein, Ph.D. has served on our Board of Directors since October 2014. Dr. Stein has been the President, Chief Executive Officer and Director of Cidara Therapeutics, Inc. since 2014. Prior to joining Cidara, Dr. Stein was Chief Executive Officer of Trius Therapeutics, Inc. from its founding in 2007 until its acquisition by Cubist Pharmaceuticals in September 2013. Dr. Stein is also founding Chairman and President of the Antibiotics Working Group, an industry leading 501(c)(6) organization. In addition to serving on the boards of Cidara and Paratek, Dr. Stein is currently a director of Ideaya Biosciences, Inc. (IDYA) and serves on the board of managers of Life Science Cares, San Diego. Previously, Dr. Stein was a Venture Partner and Kauffman Fellow with Sofinnova Ventures and opened the firm's San Diego office in 2005. Prior to joining Sofinnova Ventures, Dr. Stein was co-founder and Chief Scientific Officer of Quorex Pharmaceuticals, Inc. which was acquired by Pfizer Pharmaceuticals in 2005. He has also served as a Principal Scientist with Diversa Corporation and the Agouron Institute. Dr. Stein conducted his postdoctoral research as an Alexander Hollaender Distinguished Postdoctoral Fellow at the California Institute of Technology and his graduate work as a NASA Graduate Student Researcher Fellow at the University of California, San Diego.

We believe Dr. Stein's qualifications to sit on the Board include his prior executive management roles at multiple biopharmaceutical companies, including a focus on development of antibacterials, his medical and research backgrounds, and experience in the healthcare financing industry.

Directors Continuing in Office until the 2022 Annual Meeting



Chairman and Chief Executive Officer

Waypoint Holdings, LLC

Director Since:

October 2014

Committee Membership:

Audit Committee (Chair), Compensation Committee

THOMAS J. DIETZ, PH.D., 57

Thomas J. Dietz, Ph.D. has served on our Board of Directors since October 2014. Dr. Dietz has been Chairman and Chief Executive Officer of Waypoint Holdings, LLC, a diversified financial holdings and services company, since December 2010. Dr. Dietz was previously co-Chief Executive Officer and then Chief Executive Officer and a director of Pacific Growth Equities, LLC, an investment bank and institutional brokerage firm, from 2004 to January 2009, when the firm was acquired by Wedbush Securities, or Wedbush, a financial services firm. Dr. Dietz subsequently served as head of the investment banking division at Wedbush until November 2010. Dr. Dietz joined Pacific Growth in 1993 and served in various roles, including senior roles in equities research and investment banking, prior to taking the Chief Executive Officer role there. Dr. Dietz currently serves as Chairman on the Board of Directors of Eiger BioPharmaceuticals, Inc. and as a Director of Leap Therapeutics, Inc. in addition to several private companies. He previously served on the board of Transcept Pharmaceuticals, Inc. from April 2013 until its merger with Paratek on October 30, 2014. Previously, Dr. Dietz was a member of the research faculty in the Department of Medicine, University of California, San Francisco and the VA Medical Center. Dr. Dietz holds a Ph.D. in molecular biology and biochemistry from Washington University in St. Louis.

We believe Dr. Dietz's qualifications to sit on the Board include his medical and research backgrounds and extensive experience in the financial services industry.



Principal

Faegre Drinker Consulting in the Health and FDA Practice sectors

Director Since:

July 2015

Committee Membership:

Compensation Committee, Nominating and Corporate Governance Committee

TIMOTHY FRANSON, M.D., 69

Timothy R. Franson, M.D. has served on our Board of Directors since July 2015. Currently he is a Principal in Faegre Drinker Consulting in the Health and FDA Practice sectors. From April 2014 to July 2019, Dr. Franson served as the Chief Medical Officer for YourEncore, a consultancy that helps global life sciences and consumer health companies accelerate new product pipelines and bring safer, more effective products to consumers. Until 2008, Dr. Franson was Vice President of Global Regulatory Affairs at Lilly Research Laboratories (Eli Lilly and Company). Dr. Franson has been directly involved in dozens of successful major regulatory approvals, and he has extensive clinical and regulatory experience in all pre- and post-approval phases of pharmaceutical development. He has co-chaired working groups for several industry initiatives, including the joint Food and Drug Administration (FDA), industry working group addressing clinical aspects of the FDA Modernization Act of 1997. Dr. Franson served as the President of the US Pharmacopeia Convention (USP), which establishes drug quality standards enforced by regulators such as FDA, from 2010 to 2015, and served on the organization's Board of Trustees as immediate Past President until 2020. In addition, Dr. Franson serves as a member of the board of directors for Cidara Therapeutics, Inc. and serves as Chair of the board of directors for the Critical Path Institute, which collaborates with FDA and industry in innovation advances. He served on the Board of Directors for Myrexis, Inc. (formerly Myriad Pharmaceuticals, Inc.) from 2010 to 2013. Dr. Franson received his medical degree from the University of Illinois College of Medicine and is Board certified in Internal Medicine and Infectious Disease.

We believe Dr. Franson's qualifications to sit on the Board include his extensive clinical and regulatory experience in all pre- and post-approval phases of pharmaceutical development (small and large molecule) relating to interactions with the FDA for policy and product issues, as well as interactions with global regulators.



Chief Executive Officer

Paratek Pharmaceuticals, Inc.

Director Since:

October 2014

EVAN LOH, M.D., 62

Evan Loh, M.D. has been our Chief Executive Officer since June 2019. Prior to that, Dr. Loh served in various roles including President, Chief Operating Officer, and Chief Medical Officer from 2014 until June 2019. Dr. Loh has been a member of our Board of Directors since 2014. Prior to the merger with Transcept Pharmaceuticals, Inc. Dr. Loh had served as Chairman of the Board of Directors and Chief Medical Officer. Previously, Dr. Loh served as Senior Vice President, Development and Strategic Operations, Worldwide Research and Development, at Pfizer. While at Pfizer Inc., or Pfizer, Dr. Loh's responsibilities included scientific, operational, and strategic drug development oversight for all R&D pre-proof of concept development phase programs and leading global portfolio prioritization. Dr. Loh joined Pfizer from Wyeth Pharmaceuticals, Inc., or Wyeth where he was Vice President, Multiple Therapeutic Areas where he was responsible for global development strategy and clinical operational deliverables. At Wyeth, he led multiple successful global registration programs, including for Torisel and Tygacil. He currently serves on the board of directors of Eiger Biopharmaceuticals, Inc. and Windtree Pharmaceuticals, Inc. Dr. Loh served as Chairman of the Antimicrobials Working Group, an industry leading coalition of biotech companies focused on antimicrobial development from 2019 to 2021, and currently serves on its Executive Committee. Dr. Loh served as a Director on the board of Nivalis Therapeutics, Inc. from 2012 until the completion of its sale to Alpine Immunotherapeutics in 2017. Dr. Loh served as a faculty member at both Harvard Medical School and the University of Pennsylvania School of Medicine. Dr. Loh received his A.B. from Harvard College and his M.D. from Harvard Medical School. He completed his Internal Medicine and Cardiovascular fellowship training at Brigham and Women's Hospital.

We believe that Dr. Loh's qualifications to sit on the Board include his more than 15 years' experience in senior executive management roles with large, international pharmaceutical companies.

Directors Continuing in Office until the 2023 Annual Meeting



Executive Chairman of the Board

Paratek Pharmaceuticals, Inc.

Director Since:

October 2014

MICHAEL F. BIGHAM, 63

Michael F. Bigham has been our Executive Chairman of the Board since June 2019. Prior to that, he was Chief Executive Officer and Chairman of our Board of Directors from 2014 to June 2019. Mr. Bigham has more than 25 years of senior leadership experience in the biopharmaceutical industry. From January 2003 to November 2015, he was a general partner at Abingworth LLP, a leading international investment group dedicated to life sciences and healthcare. From November 2015 to December 2018, he served as part-time Executive Partner at Abingworth LLP. He currently serves as a member of the board of directors of Adamas Pharmaceuticals, Inc. and Frazier LifeSciences Acquisition Corporation. Mr. Bigham has previously served on the boards of Inmediata, Avila Therapeutics (where he was also the founding Chairman and Chief Executive Officer), Magellan Biosciences, Portola Pharmaceuticals, Inc., Supernus Pharmaceuticals, Avedro and Valeritas. He was formerly Vice Chairman of Corixa Corporation, a publicly traded biotechnology company, and was President and Chief Executive of Coulter Pharmaceuticals, a publicly traded oncology company, until it merged into Corixa Corporation. Previously, he was an early employee at Gilead Sciences where he served in various capacities, including Executive Vice President of Operations and Chief Financial Officer. Before joining Gilead Sciences, Mr. Bigham was a Partner at Hambrecht & Quist where he became Co-Head of Healthcare Investment Banking. Mr. Bigham received his B.S. from the University of Virginia and qualified as a C.P.A. before completing his M.B.A. at Stanford University.

We believe that Mr. Bigham's qualifications to sit on the Board include his more than 30 years' experience in leadership and management positions with various biopharmaceutical, life sciences and healthcare companies.



Chairman of the Board and Chief Executive Officer

Neuraptive Therapeutics, Inc.

Director Since:

October 2014

Committee Membership:

Compensation Committee, Nominating and Corporate Governance Committee (Chair)

ROBERT S. RADIE, 57

Robert S. Radie has served on our Board of Directors since October 2014. Mr. Radie joined Neuraptive Therapeutics, Inc. in June 2020 as Chairman of the board and Chief Executive Officer. Previously he served as President, Chief Executive Officer and director of Zyla Life Sciences (formerly Egalet Corporation) from March 2012 to October 2019. From November 2010 to October 2011, Mr. Radie served as President and Chief Executive Officer of Topaz Pharmaceuticals Inc., a specialty pharmaceutical company acquired by Sanofi Pasteur in 2011. From March 2009 to November 2010, Mr. Radie served as President and Chief Executive Officer of Transmolecular, Inc., a biotechnology company developing cancer diagnostic and treatment products, after serving as a consultant to Transmolecular, Inc. from December 2008 through March 2009. From September 2007 to September 2008, Mr. Radie served as the Chief Business Officer of Prestwick Pharmaceuticals, Inc., a specialty pharmaceutical company. Before joining Prestwick Pharmaceuticals, Mr. Radie served in senior management positions with a number of pharmaceutical and biotechnology companies, including Morphotek, Inc., Vicuron Pharmaceuticals, Inc. and Eli Lilly and Company. He currently serves as a member of the board of directors of Rockwell Medical, Inc., a biopharmaceutical company, Horse Power For Life, a non-profit organization dedicated to improving the quality of life for individuals diagnosed with cancer, since 2007 and Life Sciences of Pennsylvania, formerly Pennsylvania Bio. Mr. Radie has served as a director of Affinium Pharmaceuticals, Ltd., a specialty pharmaceutical company, from July 2012 to March 2014 and Veloxis Pharmaceuticals AS, a public commercial stage company from June 2016 until its acquisition in February 2020. Mr. Radie received his B.S. in chemistry from Boston College.

We believe Mr. Radie's qualifications to sit on the Board include his experience in management positions with biopharmaceutical companies, including publicly traded companies.

Corporate Governance

Corporate Governance Highlights

Paratek maintains strong corporate governance practices. Good governance promotes the long-term interests of our shareholders, strengthens Board and management accountability, and improves our standing as a trusted member of the communities we serve.

SHAREHOLDER RIGHTS AND ACCOUNTABILITY
- ✔ Plurality voting to elect Directors
- ✔ Robust shareholder engagement

BOARD AND COMMITTEE OVERSIGHT
- ✔ Corporate strategy
- ✔ Human capital management, diversity, and inclusion
- ✔ Risk assessment and risk management
- ✔ Cybersecurity and governance matters

INDEPENDENCE
- ✔ All non-employee Directors are independent
- ✔ All Board Committee members are independent

BOARD PRACTICES
- ✔ Annual Board and Committee evaluations
- ✔ Director orientation
- ✔ Continuing Director supplemental education on key topics and issues
- ✔ Code of Business Conduct and Ethics applicable to Directors

PAY-FOR-PERFORMANCE
- ✔ Executive compensation program links pay and performance
- ✔ Significant percentage of total target compensation is "at-risk" through short-term and long-term incentive awards
- ✔ Compensation Committee reviews our corporate goals setting process to ensure goal targets are rigorous, yet attainable, thereby incentivizing performance
- ✔ Compensation Committee constructs our compensation program to align targets and goals with our overall corporate strategy and objectives

ROBUST STOCK OWNERSHIP REQUIREMENTS
- ✔ Chief Executive Officer, Named Executive Officers (NEOs) and Directors are subject to robust stock ownership requirements, under our Stock Ownership Guidelines.
  - ✔ Executive Chairman and Chief Executive Officer: 4x Base Salary
  - ✔ President: 3x Base Salary
  - ✔ Non-employee Directors: 3x amount of annual cash retainer

Director Selection Process; Commitment to Diversity

In recruiting and selecting Board candidates, the Nominating and Governance Committee, or Governance Committee, considers the size, skill set and diversity of the Board. The Governance Committee also considers a wide range of additional factors, including other positions the director or candidate holds, such as other boards of directors on which he or she serves; the independence of each director and candidate; and the Company's current and future business needs. The Governance Committee believes that directors should be selected so that the Board maintains a diverse composition, reflecting gender, age, race, ethnicity, background, professional experience, and viewpoints. Pursuant to its charter, the Governance Committee is responsible for considering a diverse pool of candidates to fill positions on the Board. On an ongoing basis, the Governance Committee considers potential director candidates identified on its own initiative, as well as candidates referred or recommended to it by other directors, members of management, search firms, and shareholders.

Shareholder Nominations

The Governance Committee will consider director candidates recommended by shareholders. The Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a shareholder. Any shareholder who wishes to recommend individuals for consideration by the Governance Committee to become nominees for election to the Board may do so by delivering a written recommendation to the Governance Committee at the following address 75 Park Plaza, 3rd Floor, Boston, MA 02116. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating shareholder is a beneficial or record holder of our stock and has been a holder for at least one year. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected.

Board's Risk Oversight Function, Independence, Leadership Structure

Independence of The Board of Directors

As required under the Nasdaq listing standards, a majority of the members of a listed company's board of directors must qualify as "independent," as affirmatively determined by the board of directors. Our Board of Directors consults with our counsel to ensure that the Board's determinations are consistent with relevant Nasdaq securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent Nasdaq listing standards, as in effect from time to time.

Consistent with these considerations, after review of all relevant identified transactions or relationships between each director, or any of his or her family members, and Paratek, our senior management and our independent auditors, our Board of Directors have affirmatively determined that the following six directors are independent directors within the meaning of the applicable Nasdaq listing standards: Dr. Dietz, Dr. Franson, Mr. Hoffmann, Ms. Peterson, Mr. Radie and Dr. Stein, and, in making this determination, our Board of Directors found that none of these directors or nominees for director had a material or other disqualifying relationship with Paratek.

Board Leadership Structure

Our Board of Directors is chaired by our Executive Chairman, Mr. Bigham. We believe that a structure of an Executive Chairman with an extensive history and knowledge of the Company and a separate Chief Executive Officer will continue to ensure that the Board and management act with a common purpose, without introducing an independent director as a lead director. We also believe that having our Executive Chairman lead the Board is the most effective management of the Board because it enhances our ability to develop and implement strategy and provides a clear chain of command to execute our strategic initiatives and business plans. In addition, we believe that the current structure provides a bridge between management and the Board, facilitating the regular flow of information.

Executive Sessions

Nasdaq listing standards require that our independent directors meet from time-to-time in executive session. In fiscal year 2020 at each Board and committee meeting, our independent directors met in regularly scheduled executive sessions with only independent directors present.

Role of the Board in Risk Oversight

The Board actively oversees potential risks and risk management activities through its committee work and by receiving operational and strategic presentations from management which include discussions of key risks to the business. The Board is kept informed of the financial, legal, regulatory, and reputational implications of cybersecurity risks identified by management and our response to those risks at regular intervals.

In addition, the Board has delegated risk oversight to each of its key committees within their areas of responsibility. We believe that the Board leadership structure facilitates the division of risk management oversight responsibilities among the Board committees and enhances the Board's efficiency in fulfilling its oversight function with respect to different business risks and risk mitigation practices.



BOARD OF DIRECTORS

Actively oversees potential risks and our risk management activities.

AUDIT COMMITTEE	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE	COMPENSATION COMMITTEE
Reviews and discusses with management our legal risks, system of disclosure controls, internal controls over financial reporting, risks associated with our cash investment policies and cybersecurity oversight.	Periodically reviews and discusses with management important governance and associated regulatory compliance issues.	Oversees strategies and risk assessment with respect to our incentive compensation programs and key employee retention issues.

MANAGEMENT

Primarily responsible for managing risks that we may face in the ordinary course of operating our business.

CYBERSECURITY RISK MANAGEMENT

The Board is particularly focused on cybersecurity. Although specific responsibility for cybersecurity risk is delegated to the Audit Committee, the Board of Directors receives regular reports from management on both the cybersecurity risks facing the Company and various mitigation and protective measures that are currently being implemented across the organization.

Policies and Procedures

Meetings of The Board of Directors

Our Board of Directors held five meetings during 2020. Each director attended at least 75% of the aggregate number of meetings of the Board of Directors and each committee on which he or she served (in each case, which were held during the period for which he or she was a director or member of a committee).

Director Attendance at Annual Meetings

All of our then-serving directors attended our 2020 annual meeting of shareholders.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, or the Code, which applies to all officers, directors, employees, and consultants to the Company. The Code is available at the "Investors" section of our website at www.paratekpharma.com. If we make any substantive amendments to the Code or grant any waiver from a provision of the Code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver.

Transactions with Related Parties

Described below are any transactions occurring since January 1, 2019 and any currently proposed transactions to which we were or are a party and in which:

- The amounts involved exceeded or will exceed $120,000; and
- A director (or nominee for director), executive officer, holder of more than 5% of our outstanding capital stock, or any member of such person's immediate family had or will have a direct or indirect material interest.

Policy for Approval of Related Person Transactions

We have a related person transaction policy under our Code of Business Conduct and Ethics that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements, or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds $25,000. Transactions involving compensation for services provided to us as an employee, consultant or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family

members and any entity owned or controlled by such persons. The Audit Committee will consider all relevant facts and circumstances deemed relevant by and available to the Audit Committee and will approve only those related person transactions that, in light of known circumstances, are in, or are not inconsistent with, the best interests of the Company and its shareholders.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers, which provide for the advancement of expenses under certain conditions and requires us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Information Regarding Committees of The Board of Directors

The Board of Directors has established three committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The table below indicates the composition of each committee.

	AUDIT COMMITTEE	COMPENSATION COMMITTEE	NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
Thomas J. Dietz, Ph.D. ★	C	Member	
Timothy R. Franson, M.D.		Member	Member
Rolf K. Hoffmann			Member
Kristine Peterson	Member		Member
Robert S. Radie		Member	C
Jeffrey Stein, Ph.D.	Member	C	

C Chairperson   Member   ★ Designated Financial Expert

Below is a description of each committee of the Board of Directors. Each committee has the authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board of Directors has determined that each member of each committee meets the applicable Nasdaq rules and regulations regarding "independence" and each member is free of any relationship that would impair his/her individual exercise of independent judgment with regard to Paratek.

Audit Committee

MEMBERS: **MEETINGS IN 2020: 8**



THOMAS J. DIETZ, PH.D.,
CHAIR



KRISTINE PETERSON



JEFFREY STEIN, PH.D.

Our Audit Committee consists of Dr. Dietz, Ms. Peterson and Dr. Stein. The Board has adopted a written Audit Committee charter that is available to shareholders at the "Investors" section of our website at www.paratekpharma.com. The Audit Committee held eight meetings during the year ended December 31, 2020.

The Board of Directors reviews the Nasdaq listing standards definition of independence for Audit Committee members on an annual basis and has determined that all members of the Audit Committee are independent (as independence is currently defined in Rule 5605(c)(2)(A)(i) and (ii) of the Nasdaq listing standards).

The Board of Directors has also determined that Dr. Dietz qualifies as an "audit committee financial expert," as defined in applicable SEC rules. The Board made a qualitative assessment of Dr. Dietz's level of knowledge and experience based on a number of factors, including his position as Chairman and Chief Executive Officer of Waypoint Holdings, LLC, and extensive experience in the financial services industry.

The primary purpose of the Audit Committee is to discharge the responsibilities of our Board of Directors with respect to our accounting, financial and other reporting and internal control practices and to oversee our independent registered public accounting firm. Specific responsibilities of our Audit Committee include:

- selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

- helping to ensure the independence and performance of the independent registered public accounting firm;

- discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

- developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

- reviewing our policies on risk assessment and risk management;

- reviewing related party transactions and any security-based swaps;

- reviewing our policies on risk assessment and risk management, including cybersecurity;

- obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes our internal quality control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

- approving (or, as permitted, pre-approving) all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

The Audit Committee evaluates its own performance annually, including its compliance with its charter, and provides any written material with respect to such evaluation to the Board, including any recommendations for changes in its governing procedures or policies. The Audit Committee also reviews and reassesses its charter annually and submits any recommended changes to the Board for its consideration. The Audit Committee also has the authority to delegate any or all of its responsibilities to a subcommittee of the Audit Committee, except under certain enumerated circumstances.

Past-Year Highlights

In addition to fulfilling its important responsibility to ensure the integrity of the Company's financial statements, our compliance with legal or regulatory requirements, and the work of our independent registered public accounting firm, the Audit Committee also conducted a thorough review of, and made certain amendments to, its Charter to memorialize its significant oversight of the Company's procedures for identifying, assessing, managing and monitoring information security and technology risks, including cybersecurity, in 2020. In its oversight function, the Audit Committee also implemented key changes to our Code of Business Conduct and Ethics in three principal ways: (1) the "Paratek Proud" values, tone and messaging have been incorporated throughout to further align the Code with the Company story; (2) language from existing compliance policies has been added to create a one-stop resource for employees and contractors to reference our standards and expectations; and (3) existing sections have been streamlined to provide employees with an overview of important issues and a reference to an existing policy or Company resource that can provide additional details and direction when applicable.

Report of the Audit Committee of the Board of Directors

The Audit Committee has reviewed and discussed the audited financial statements for the year ended December 31, 2020 with management. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by the Public Company Accounting Oversight Board, or PCAOB, and the SEC. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the PCAOB regarding the independent accountants' communications with the audit committee concerning independence and has discussed with the independent registered public accounting firm the accounting firm's independence. Based on the foregoing, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2020.

Members of the Audit Committee
Thomas J. Dietz, Ph.D.
Kristine Peterson
Jeffrey Stein, Ph.D.

The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of Paratek under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Compensation Committee

MEMBERS: **MEETINGS IN 2020: 4**



JEFFREY STEIN, PH.D.,
CHAIR



THOMAS J. DIETZ, PH.D.



TIMOTHY R. FRANSON, M.D.



ROBERT S. RADIE

Our Compensation Committee consists of Dr. Dietz, Dr. Franson, Mr. Radie and Dr. Stein. All members of the Compensation Committee are independent (as independence is currently defined in Rule 5605(d)(2) of the Nasdaq listing standards), "non-employee directors", as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and are "outside directors", as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended. The Board has adopted a written Compensation Committee charter that is available to shareholders at the "Investors" section of our website at www.paratekpharma.com. The Compensation Committee held four meetings during the year ended December 31, 2020.

The primary purposes of our Compensation Committee are to (i) discharge the responsibilities of our Board of Directors relating to compensation of our executives, including by designing (in consultation with management or the Board), recommending to the Board for approval, and evaluating the compensation plans, policies and programs of the Company. Specific responsibilities of our Compensation Committee include:

- reviewing at least annually our compensation philosophy;
- reviewing and approving at least annually the corporate goals and objectives relating to the compensation of our executive officers, as well as senior executives at the level of senior vice president and above, and evaluating performance in light of such goals and objectives;
- reviewing and approving, or recommending that our Board of Directors approve, the compensation of our senior executives;
- determining the long-term incentive component of the Chief Executive Officer's compensation by considering the Company's performance, the value of similar incentive awards given to chief executive officers of comparable companies, the awards given to the Chief Executive Officer in past years and such other criteria as the Committee deems advisable;
- at least annually determine the aggregate compensation pool for employees of the Company other than senior executives in the form of base compensation annual bonus compensation, and/or long-term incentive awards;
- reviewing and approving the compensation of our directors;
- reviewing and approving all employment contracts and other compensatory, severance and change-in-control contracts or other arrangements for senior executives;
- administering and annually reviewing our annual bonus plans, short-term or long-term cash or equity incentive compensation plans, and employee stock purchase plans;
- granting or amending any awards under the Company's equity incentive compensation plans;
- granting or amending any awards under any other plans to the senior executives;
- establishing performance criteria and setting performance targets, as applicable, for awards granted to the senior executives under the plans;
- certifying the level of achievement of any performance criteria, or whether a performance target has been met, for purposes of the vesting or payment of any performance-based compensation to the senior executives under the plans;
- reviewing and recommending to the Board for approval all adoptions of, amendments to and terminations of the plans;
- repurchasing securities from terminated officers, including the Chief Executive Officer;
- reviewing the plans administrative costs, reviewing current plan features relative to any proposed new features, and assessing the performance of the plan's internal and external administrators if any duties have been delegated;
- overseeing our compliance with applicable rules and regulations promulgated by the SEC and Nasdaq regarding shareholder approval of certain executive compensation matters and equity compensation plans;

- establishing and periodically reviewing the Company's policies and procedures concerning perquisite benefits offered to senior executives at the level of senior vice president and above;

- managing and reviewing any employee loans in an amount equal to or greater than $75,000;

- reviewing, considering and selecting a peer group of appropriate companies for purposes of benchmarking and analysis of compensation for officers and directors;

- preparing and approving the Compensation Committee report, if any, to be included as part of the Company's annual proxy statement in accordance with SEC proxy and disclosure rules;

- reviewing the Company's incentive compensation arrangements to determine whether they encourage excessive risk-taking, review and discuss at least annually the relationship between risk management policies and practices and compensation, and evaluating compensation policies and practices that could mitigate any such risk;

- reviewing and commenting on the Compensation Discussion and Analysis section of the Company's annual proxy statement (if issued) with respect to any material risks that the Company may be undertaking with respect to the plans and any other incentive compensation programs considered and approved by the Committee.

The Compensation Committee evaluates its own performance annually, including its compliance with its charter, and provides any written material with respect to such evaluation to the Board, including any recommendations for changes in its governing procedures or policies. The Compensation Committee also reviews and reassesses its charter annually and submits any recommended changes to the Board for its consideration. The Compensation Committee also has the authority to delegate any or all of its responsibilities to a subcommittee of the Compensation Committee, except that it is not permitted to delegate its responsibilities for any matters that involve executive compensation or any matters where it has determined such compensation is intended to comply with Section 162(m) of the Internal Revenue Code of 1986, as amended, by virtue of being approved by a committee of "outside directors" or is intended to be exempt from Section 16(b) under the 1934 Act pursuant to Rule 16b-3 by virtue of being approved by a committee of "non-employee directors."

Compensation Consultant

As part of determining the compensation for our executive officers, the Compensation Committee engaged Pearl Meyer & Partners, or Pearl Meyer, as its independent consultant to assist in evaluating our executive compensation programs and to make recommendations regarding compensation.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee is currently, or has been at any time, one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Nominating and Corporate Governance Committee

MEMBERS: **MEETINGS IN 2020: 4**



ROBERT S. RADIE,
CHAIR



TIMOTHY R. FRANSON, M.D.



ROLF K. HOFFMANN



KRISTINE PETERSON

Our Nominating and Corporate Governance Committee consists of Dr. Franson, Mr. Hoffmann, Ms. Peterson and Mr. Radie. All members of the Nominating and Corporate Governance Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the Nasdaq listing standards). The Board has adopted a written Nominating and Corporate Governance Committee charter that is available to shareholders on our website at the "Investors" section of our website at www.paratekpharma.com. The Nominating and Corporate Governance Committee held four meetings during the year ended December 31, 2020.

Specific responsibilities of our Nominating and Corporate Governance Committee include:

- identifying, evaluating and selecting, or recommending that our Board of Directors approve, nominees for election to our Board of Directors;
- annual evaluation of the performance of our Board of Directors and of individual directors;
- considering and making recommendations to our Board of Directors regarding the composition of the committees of the Board of Directors;
- reviewing developments in corporate governance practices;
- evaluating the adequacy of our corporate governance practices and reporting;
- reviewing succession and crisis management plans;
- reviewing Board of Directors and management diversity data and initiatives;
- developing and making recommendations to our Board of Directors regarding corporate governance guidelines and related matters; and
- annual evaluation of the performance of management of the Company.

When considering candidates for director, the Nominating and Corporate Governance Committee considers such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of the Company, demonstrated excellence in his or her field, having the ability to exercise sound business judgment, having personal integrity and ethics, and having the commitment to rigorously represent the long-term interests of our shareholders. However, the Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board, the operating requirements of the Company and the long-term interests of shareholders. In conducting this assessment, the Nominating and Corporate Governance Committee typically considers diversity, gender, age, skills and such other factors as it deems appropriate, given the current needs of the Board and the Company, to maintain a balance of knowledge, experience and capability.

In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee reviews these directors' overall service to the Company during their terms, including the number of meetings attended, level of participation, quality of performance and any other relationships and transactions that might impair the directors' independence. The Committee also takes into account the results of the Board's self-evaluation, conducted annually on a group and individual basis. In the case of new director candidates, the Nominating and Corporate Governance Committee also determines whether the nominee is independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating and Corporate Governance Committee uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Nominating and Corporate Governance Committee meets to discuss and consider the candidates' qualifications and then selects a nominee for recommendation to the Board by majority vote.

Past-Year Highlights

The Nominating and Corporate Governance Committee initiated, oversaw and worked with management to ensure a culture of diversity and inclusion with respect to gender, age, race, ethnicity and background. As part of its oversight, the Governance Committee requested and received a comprehensive analysis of our workforce, identifying diversity segmentation.

Non-Employee Director Compensation

The following table shows for the year ended December 31, 2020 certain information with respect to the compensation of our non-employee directors:

NON-EMPLOYEE DIRECTOR COMPENSATION FOR 2020

NAME	FEES EARNED OR PAID IN CASH ($)	STOCK AWARDS ($)[1]	OPTION AWARDS ($)[1]	TOTAL ($)
Current Non-Employee Directors				
Thomas J. Dietz, Ph.D.[2]	71,000	31,590	13,244	115,834
Timothy R. Franson, M.D.[2]	55,500	31,590	13,244	100,334
Rolf K. Hoffmann[3]	47,510	31,590	13,244	92,344
Kristine Peterson[4]	57,250	31,590	13,244	102,084
Robert S. Radie[2]	61,000	31,590	13,244	105,834
Jeffery Stein, Ph.D.[2]	67,750	31,590	13,244	112,584

[1] The amounts reported represent the grant date fair value of the stock options and restricted stock unit, or RSU, awards granted to our non-employee directors during 2020 as computed in accordance with FASB ASC Topic 718. See Note 15, *Stock-Based and Incentive Compensation*, to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020. Note that the amounts reported in these columns reflect the accounting cost for these grants, and do not correspond to the actual economic value that may be received by the directors from the exercise of the options or vesting of the RSU awards.

[2] As of December 31, 2020, Dr. Dietz, Dr. Franson, Mr. Radie and Dr. Stein each had 55,000 stock options and 9,000 RSUs outstanding.

[3] As of December 31, 2020, Mr. Hoffmann had 34,000 stock options and 14,000 RSUs outstanding.

[4] As of December 31, 2020, Ms. Peterson had 43,000 stock options and 9,000 RSUs outstanding.

Non-Employee Director Compensation Policy

2020 Policy

The Compensation Committee annually reviews the non-employee director compensation policy. In February 2020, the Board of Directors adopted a non-employee director compensation policy, effective January 1, 2020, or the 2020 Policy, that outlined the eligibility of non-employee directors to receive cash and equity compensation for service on our Board of Directors and committees of our Board of Directors.

Cash Compensation

During 2020, pursuant to the 2020 Policy, each non-employee director received an annual cash retainer of $45,000 for serving on the Board of Directors, and the chairperson and members of the three standing committees of Board of Directors were entitled to the following additional annual cash retainers:

BOARD COMMITTEE	CHAIRPERSON FEE ($)	MEMBER FEE ($)
Audit Committee	20,000	7,750
Compensation Committee	15,000	6,000
Nominating and Corporate Governance Committee	10,000	4,500

Equity Compensation

Under the 2020 Policy, each person who is initially appointed or elected to the Board of Directors is eligible to receive a grant of stock options to purchase 10,000 shares of our common stock, which will vest 1/36th of the shares subject to the option on a monthly basis, and a grant of 15,000 RSUs, which will vest in equal installments on each of the first three anniversaries of the grant date. In addition, under the 2020 Policy, for each subsequent year, each continuing non-employee director is eligible to receive an annual option grant to purchase 7,000 shares of our common stock, which will vest 1/12th of the shares subject to the option on a monthly basis, and an annual grant of 9,000 RSUs, which will cliff vest in full on the first anniversary of the grant date.

In February 2020, pursuant to the 2020 Policy, we granted each of Dr. Dietz, Dr. Franson, Mr. Hoffmann, Ms. Peterson, Mr. Radie and Dr. Stein a stock option to purchase 7,000 shares of common stock with an exercise price of $3.51 per share, which was equal to the closing price of our common stock as reported on the Nasdaq Global Market on the date of grant. Each stock option award vested as to 1/12th of the shares subject to the option on a monthly basis. We granted each of Dr. Dietz, Dr. Franson, Mr. Hoffmann, Ms. Peterson, Mr. Radie and Dr. Stein a RSU award of 9,000 shares of common stock. Each RSU award vested 100% on the first anniversary of the grant date.

2021 Policy

In February 2021, the Board of Directors adopted an updated non-employee director compensation policy, effective January 1, 2021, or the 2021 Policy, that outlines the eligibility of non-employee directors to receive cash and equity compensation for service on our Board of Directors and committees of our Board. The 2021 Policy is substantially similar to the 2020 Policy, except that, (i) cash compensation to each committee member is as follows: Audit $10,000, Compensation $7,500 and Nominating and Corporate Governance $5,000, and (ii) each newly appointed non-employee director is eligible to receive an initial option grant to purchase 12,800 shares of our common stock, which will vest 1/36th of the shares subject to the option on a monthly basis, and an annual grant of 19,200 RSUs, which will cliff vest in full on the first anniversary of the grant date.

Our Executive Officers

The following sets forth certain information with respect to our executive officers as of April 12, 2021.



Executive Chairman of the Board and Director

MICHAEL F. BIGHAM, 63

Mr. Bigham's biography is included above under the section titled "Proposal 1 – Election of Directors".



Chief Executive Officer and Director

EVAN LOH, M.D., 62

Dr. Loh's biography is included above under the section titled "Proposal 1 – Election of Directors".



Chief Development and Regulatory Officer

RANDALL BRENNER, 48

Mr. Brenner has served as our Chief Development and Regulatory Officer since June 2019. Since 2015, Mr. Brenner has been part of the Executive team leading the regulatory, quality and manufacturing activities for NUZYRA's development and approval. Prior to Paratek, Mr. Brenner was the Global Head of Regulatory Affairs at Shire Pharmaceuticals where he was responsible for all aspects of regulatory for a broad range of programs in multiple therapeutic areas and pharmaceutical technologies. Prior to that, Mr. Brenner was Head of Regulatory Affairs for the Emerging Markets and Established Products Business Units at Pfizer. In this role, he played an active part on the regional leadership teams and was responsible for the regulatory activities and staff leading the development, registration, launch, and life cycle of all of Pfizer's innovative products outside the United States and European Union as well as the Established Products business in all regions. Prior to Pfizer, he spent 14 years at Wyeth Pharmaceuticals, where he held multiple senior regulatory positions. Mr. Brenner received his B.S. in Chemistry at Muhlenberg College and Master of Science from Temple University School of Pharmacy.



Chief Legal Officer, General Counsel, and Corporate Secretary

WILLIAM M. HASKEL, 60

Mr. Haskel has served as our Chief Legal Officer, General Counsel and Corporate Secretary since June 2020. Prior to that, Mr. Haskel served as our Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer from June 2015 to June 2020. From 2011 until March 2015, Mr. Haskel served as the Senior Vice President, General Counsel, Chief Compliance Officer and Corporate Secretary at Cambrex Corporation, where he reported to the Chief Executive Officer, and was a member of core management committees. In his role at Cambrex Corporation, Mr. Haskel provided counsel to the board of directors, Chief Executive Officer, and senior management, and was responsible for the global law function as well as overseeing Global Regulatory and Quality Affairs, and Environment, Health and Safety and was a principal adviser for Board, Governance, M&A, Securities and Corporate matters. Previously, Mr. Haskel enjoyed an 18-year career of progressive responsibilities at Wyeth, which was acquired by Pfizer in 2009 in a transaction valued at $68 billion. Mr. Haskel served as Vice President and Associate General Counsel-Corporate where he was an advisor to executive management and managed a group of 33 employees/19 lawyers across corporate and pharmaceutical division headquarters and led legal teams on a series of complex multi-billion-dollar global transactions that drove the Company's transition from a diversified holding company to a focused health care company. Mr. Haskel also served as Vice President, Global Administration where he led a newly formed global department charged with designing and executing global strategies to capture cost savings and business efficiencies in light of the new health care environment. During this time, Mr. Haskel also served as Advisor for the Pfizer Transaction and was a leader of the integration of Wyeth into Pfizer. Earlier at Wyeth, Mr. Haskel was selected to be the Assistant Vice President, Planning; Assistant to the Chairman, President and Chief Executive Officer; and Secretary of Wyeth Management Committee. Earlier in his career, Mr. Haskel was a corporate associate at the law firms Hale & Dorr (now WilmerHale) in Boston, and Olwine, Connelly, Chase, O'Donnell & Weyher in New York City. He received his J.D. from George Washington University Law School; his B.A. from Franklin and Marshall College; and has bar admissions in New York State; Commonwealth of Massachusetts; and the United States District Court (District of Massachusetts).



President and Chief Commercial Officer

ADAM WOODROW, 54

Mr. Woodrow has served as our President and Chief Commercial Officer since June 2019. Prior to that, Mr. Woodrow served as Vice President and Chief Commercial Officer from October 2014 to June 2019. From October 2009 until September 2014, Mr. Woodrow worked for Pfizer Inc. in various strategic and operational commercial roles. There, he had a worldwide responsibility for Global Strategic Marketing, New Business Development and Early Commercial Development for Pfizer Specialty Products. Mr. Woodrow's portfolio included inflammation, anti-infectives, antifungals, hemophilia, endocrinology, neurology, and rare diseases. Mr. Woodrow's early commercial work focused on inflammation, neuroscience, hematology, renal and rare diseases. Mr. Woodrow joined Pfizer from Wyeth, where he was Vice President and Global Business Manager for Enbrel. In his 10 years at Wyeth, Mr. Woodrow held senior marketing and sales positions in the United States and in his native United Kingdom. Prior to joining Wyeth, Mr. Woodrow held sales and marketing positions with Bayer Pharmaceuticals. In his career in the pharmaceutical industry, Mr. Woodrow has worked with several non-profit societies and organizations such as the Hemophilia Society, the Primary Immune Deficiency Society, the Prostate Cancer Support Association and has served on the board of the New York Chapter of the Arthritis Foundation. Mr. Woodrow received his B.S. in Industrial Chemistry with a specialization in Pharmaceutical Medicine from the University of Wales College of Cardiff.

Executive Compensation

Overview

This summary describes the compensation of (1) Michael F. Bigham, who served as Chairman and Chief Executive Officer, from January 1, 2019 through June 24, 2019 and as our Executive Chairman from June 25, 2019 through December 31, 2020, (2) Evan Loh, M.D., who served as our President, Chief Operating Officer and Chief Medical Officer from January 1, 2019 through June 24, 2019 and as our Chief Executive Officer from June 25, 2019 through December 31, 2020, and (3) Adam Woodrow, who served as our Chief Commercial Officer from January 1, 2019 through June 24, 2019 and served as our President and Chief Commercial Officer from June 25, 2019 through December 31, 2020. We refer to these individuals in this proxy statement as, collectively, our named executive officers.

Our Compensation Committee is responsible for reviewing and approving the compensation of our named executive officers, including base salary, cash and equity incentive compensation levels, severance arrangements, change in control benefits and other forms of executive compensation. Our Compensation Committee is also responsible for evaluating the Company's performance against its goals and making related executive compensation recommendations to our Board of Directors, assessing the performance of our named executive officers, and ensuring our compensation program is aligned with the compensation objectives and philosophy described below and competitive with the compensation programs of other companies in our industry that compete with us for talent.

Paratek's executive compensation program received significant majority support from our shareholders in our 2019 Say on Pay advisory resolution, but at a level that encouraged a broad outreach to our largest shareholders. While our compensation programs reflect our pay for performance philosophy which aligns with our shareholders, we have had a very constructive interaction with our top shareholders. Based on such engagement, we have made three significant changes in our practices and programs. We have committed to increased disclosure of our compensation philosophy, programs, and metrics in our public filings. We have also adopted a compensation clawback policy and stock ownership guidelines, each of which applies to our executive officers and directors.

Elements of Executive Compensation

Compensation Objectives and Philosophy

Our Compensation Committee believes that the most effective compensation program will promote performance consistent with the Company's strategy and goals, encourage progress toward achieving our mission, and reward value creation for our shareholders. Our compensation program is designed to:

- maintain a culture of "pay for performance";

- attract and retain superior executive officers and other employees with the skills and values to contribute to our long-term success;

- ensure compensation reflects the contribution each Executive makes towards our success;

- provide incentives that motivate and reward the achievement of both short- and long-term performance goals that drive future shareholder value; and

- align executives' interests with those of shareholders by awarding a majority of overall compensation in the form of long-term incentives that vest over time and in certain instances based on the achievement of long-term performance criteria.

To achieve its objectives, our Compensation Committee evaluates our executive compensation program with the goal of setting target total compensation at levels that align with our mission, size and life stage. While we do not have a formal or informal policy for allocating between long-term and short-term compensation, between cash and non-cash compensation or among different forms of non-cash compensation, we generally strive to provide our executive officers with a balance of short-term and long-term incentives to encourage consistently strong performance, and we generally pay total cash compensation within the 45th to 65th percentile and equity incentive compensation generally within the 75th percentile, respectively, of our peer group, based on company and individual performance. To incentivize strong performance, as described in more detail under "Elements of Compensation— Annual Performance-Based Cash Incentives" and "Elements of Compensation— Equity Incentive Awards," several key elements of our executive compensation are variable—annual cash incentive compensation, which is earned based on our Compensation Committee's assessment of annual performance, RSU awards subject to time-based vesting and PRSU awards subject to performance-based vesting.

Executive Compensation Best Practices

WHAT WE DO	WHAT WE DON'T DO
✔ Design executive compensation to align pay with performance	✖ No excessive perquisites
✔ Balance short- and long-term incentive compensation to incentivize achievement of short- and long-term goals	✖ No single-trigger change in control benefits
✔ Retain an independent compensation consultant reporting directly to the Compensation Committee	✖ No dividends or dividend equivalents on unearned equity awards
✔ Prohibit short sales, hedging, pledging or other inherently speculative transactions by our executives	✖ No repricing of underwater stock options without prior shareholder approval
✔ Conduct competitive benchmarking to align executive compensation with the market	
✔ Implemented Clawback Policy and Stock Ownership Guidelines	

Executive Compensation Process

At least annually, our Compensation Committee reviews the Company's compensation philosophy and reviews and approves corporate goals and objectives relating to the compensation of our Chief Executive Officer and our other officers, including our named executive officers. Our Compensation Committee evaluates the performance of our officers in light of these goals and objectives and determines and approves, or recommends to the Board of Directors for approval, the compensation levels of our officers. As part of evaluating our executive officers' performance and determining their compensation, our Compensation Committee receives recommendations from our Chief Executive Officer (except with respect to his own compensation and performance and that of the Executive Chairman). Our Chief Executive Officer's performance is evaluated directly by the Compensation Committee (in consultation with the Executive Chairman). Evaluations of our named executive officers are based on our overall corporate performance against annual goals that are approved by the Board at the beginning of each year, as discussed in more detail below. In 2020, in addition to considering performance against annual corporate goals, the Compensation Committee included exceptional achievements as part of the evaluation.

Annual base salaries for a given fiscal year, and annual performance-based cash incentives and equity incentive awards for the prior fiscal year are generally determined in the first quarter of the fiscal year based on company and individual performance of the prior year, as well as other factors, including compensation trends in the biopharmaceutical industry and among our benchmark peers. We expect this general timing to continue in future fiscal years.

Role of Compensation Consultants

The Compensation Committee has the authority to retain, at our expense, one or more third-party compensation consultants to assist the Compensation Committee in performing its responsibilities and to terminate the services of the consultant if the Compensation Committee deems it appropriate. The Compensation Committee annually evaluates its engagement of compensation consultants and has retained Pearl Meyer as its independent compensation consultant. Pearl Meyer provides analysis and recommendations to the Compensation Committee regarding:

- peer group selection for executive compensation benchmarking;
- design of equity incentives, including market-based view of equity usage and mix and other environmental factors (e.g., proxy advisory views, tax and accounting, valuation and benchmarking approaches, etc.);
- the competitiveness of our Board compensation program; and
- the competitiveness of our executive compensation program.

Pearl Meyer participates in meetings of our Compensation Committee, including executive sessions in which executive compensation issues are discussed, when requested to do so. For fiscal 2020, Pearl Meyer advised the Compensation Committee on all principal aspects of our executive compensation, including the selection of our peer group for fiscal 2020, executive compensation arrangements of new hires and in providing a competitive assessment of our executive compensation program and non-employee director compensation policy.

Pearl Meyer meets with management for purposes of gathering information for their analyses and recommendations. In February 2020, the Compensation Committee reviewed the independence of Pearl Meyer, taking into consideration relevant factors, including the absence of other services provided to the Company by Pearl Meyer, the amount of fees the Company paid to Pearl Meyer as a percentage of Pearl Meyer's total revenue, the policies and procedures of Pearl Meyer that are designed to prevent conflicts of interest, any business or personal relationship of the individual compensation advisors employed by Pearl Meyer with an executive officer of the Company, any business or personal relationship Pearl Meyer or the individual compensation advisors employed by Pearl Meyer have with any member of the Compensation Committee, and any stock of the Company owned by the individual compensation advisors employed by Pearl Meyer.

The Compensation Committee assessed the independence Pearl Meyer pursuant to the SEC rules and has determined, based on its analysis in light of all relevant factors, including the factors listed above, that the work of Pearl Meyer and the individual compensation advisors employed by Pearl Meyer as compensation consultants to the Compensation Committee have not created any conflicts of interest, and that Pearl Meyer is independent pursuant to the independence standards set forth in the Nasdaq listing standards promulgated pursuant to Section 10C of the Exchange Act.

The primary elements of our 2020 executive compensation program are:

ELEMENTS OF COMPENSATION

	ELEMENT	TARGET MIX[1]	STRATEGY AND PERFORMANCE ALIGNMENT
Fixed	**Base Salary**	24%	■ We provide cash compensation in the form of base salary to meet competitive salary norms. Base salaries are established from peer group data, individual experience, skill, expected contribution and performance.
At Risk	**Annual Cash Incentive Compensation**	16%	■ We reward performance in the form of annual incentive compensation based on achievement of annual objectives, which include the following: financial targets, advancing our commercial products and achievement of operational goals.
	Long-term Equity Incentive Compensation **RSUs** **PRSUs**	18% 42%	■ Our long-term incentive compensation is designed to focus our executives on longer-term performance and the creation of shareholder value. We rely upon equity-based awards that vest over a meaningful period of time and/or upon the achievement of performance goals.
	Severance and Change in Control Benefits	N/A	■ We offer our executives severance benefits and certain tax reimbursements to incentivize them to continue to strive to achieve shareholder value in connection with change-in-control situations.

[1] The target mix is based on an average of Mr. Bigham, Dr. Loh and Mr. Woodrow's compensation elements. The long-term equity incentive compensation target mix reflects the grant date fair value of the time-based RSUs and grant date fair value of the PRSUs, assuming the highest level of performance was achieved.

In addition, we provide our executives with benefits that are available to all employees, including medical and dental insurance, life and disability insurance, medical and dependent care flexible spending accounts and a 401(k) plan.

Compensation Paid in 2020 and Grants for 2021

Base Salary

In December 2019, our Compensation Committee and our Board of Directors approved base salaries for fiscal 2020 and target fiscal 2020 annual cash incentives for our named executive officers. With respect to Mr. Bigham, Dr. Loh and Mr. Woodrow, the Compensation Committee reviewed their performance for the year ended December 31, 2019, which we refer to as fiscal 2019, and presented its recommendations for their fiscal 2020 salary and target fiscal 2020 annual cash incentives to the Board for approval. These recommendations were approved by the Board.

Annual Cash Incentive Compensation

We have designed our annual performance-based cash incentive program to emphasize pay-for-performance and to reward our executive officers for the achievement of our performance during the preceding year guided by specified annual corporate goals. Historically, each named executive officer has been eligible, at our Board's discretion, to receive an annual performance-based cash incentive, which we also refer to as an annual cash incentive, in an amount corresponding to a percentage of his or her base salary. The amount of the annual cash incentive for each named executive officer is determined upon the recommendation of our Compensation Committee. In making such determinations and recommendations, the Compensation Committee examined the performance against specific corporate goals, as well as unanticipated exceptional achievements by us in the preceding year.

Our Compensation Committee has targeted annual cash incentive levels for our named executive officers at the 50th percentile for "meets target" company performance and may in its discretion pay out above target for exceptional performance. Our Compensation Committee has authority to adjust a named executive officer's ultimate payment amount in connection with its annual review of each executive officer's performance.

Executive Compensation

Given the nature of our business, the determination of annual incentives for our executives has been tied to achieving our financial targets, advancing our commercial and development stage products and accomplishing operational goals. Each executive officer has a target cash incentive amount that is set as a percentage of his or her base salary, which is also based, in part, on peer group benchmarks. The amount of the cash incentives awarded by the Compensation Committee to our named executive officers each year is based on the achievement of performance and corporate goals set by the Compensation Committee in advance, which are designed to capture the important operational and financial aspects of the organization. In 2020, in addition to considering performance against annual corporate goals, the Compensation Committee included exceptional achievements as part of the evaluation.

The 2020 corporate goals approved by our Compensation Committee were:

OUR GOALS	OUR METRICS	OUR PERFORMANCE
Financial Goal	■ Achieve NUZYRA net product sales of $35.0M ■ Secure first procurement of NUZYRA for treatment of pulmonary anthrax for the Strategic National Stockpile by BARDA (valued > $35.0M) ■ Maintain cash runway > 30 months at year end	■ Exceeded revenue target by earning $38.8M in net product sales ■ Goal was partially achieved. Submission of a pre-emergency use authorization, or pre-EUA, was completed. The FDA's review of the pre-EUA is ongoing and BARDA is working with FDA to satisfy BARDA's requirements. Goal has taken longer than anticipated ■ Successfully achieved
Operational Goal	■ Ensure a continuous, uninterrupted ex-factory supply of NUZYRA ■ BARDA milestone: Initiate anthrax animal rule development program in pulmonary anthrax ■ BARDA milestone: Initiate post-marketing requirements for NUZYRA ■ Conduct activities ethically and in compliance in all material respects with the company's policies and code of business conduct.	■ Successfully achieved ■ Successfully evaluated minimum inhibitory concentrations, or MICs, of omadacycline against approximately 100 anthrax strains ■ Successfully achieved ■ Successfully achieved
Product Goal	■ Approval of sNDA for oral-only loading dose regimen for patients diagnosed with CABP	■ Goal was partially achieved. We timely completed the required study and sNDA submission to the FDA. However, the FDA classified the submission as an efficacy study requiring 10-month review, therefore decision now expected in 2021
Growth Goal	■ Negotiate third-party out-license agreement for SEYSARA or NUZYRA outside U.S.	■ Executed out-license agreement with Almirall for SEYSARA in the greater China region

Other 2020 exceptional achievements the Compensation Committee took into account included:

<table>
<tr>
<td rowspan="6" style="writing-mode: vertical-rl">Exceptional Achievements Rewarded by the Compensation Committee</td>
<td>Financial</td>
<td>

Replaced secured loan facility with non-recourse royalty-based debt
Achieved greater than $10.0M overall in operational savings
Secured meetings with U.S. government agency regarding NUZYRA capabilities for COVID-19
Significant progress in seeking government-related non-dilutive funding opportunities

</td>
</tr>
<tr>
<td>Commercial</td>
<td>

Completed successful community pilot study led to and prepared for onboarding implementation of community launch in January 2021

</td>
</tr>
<tr>
<td>BARDA</td>
<td>

Designed and conducted additional pharmacokinetic study within 10 weeks in response to FDA's comments
Initiated U.S. onshoring manufacturing activities three months early

</td>
</tr>
<tr>
<td>Corporate Development</td>
<td>

Exceptional efforts towards business development opportunities

</td>
</tr>
<tr>
<td>Clinical/Regulatory/ Technical Operations/ Medical</td>
<td>

Extension of omadacycline IV shelf life to four years and efficiencies in stock rotation in anticipation of BARDA procurement
Overachievement for creation of case series medical publications that provide an increase in the number of clinical pathways for omadacycline

</td>
</tr>
<tr>
<td>COVID-19 Response</td>
<td>

Mitigated supply risk given global facility, material, component, and logistics disruptions
Mobilized information technology to support virtual environment with immediacy
Developed COVID-19 engagement plans that provided increased and on-going communications, resources, and activities flexible to employee needs while enhancing our Company culture.
Ensured financial reporting pivoted to secure and accurate reporting in a virtual environment
Established safety protocols and policies to comply with federal and local guidelines while supporting business operations and flexing with on-going changes to the external environment

</td>
</tr>
</table>

Our 2020 goals were assigned the following percentages:

1. Financial goals: 55%

2. Operational goals: 30%

3. Product goal: 10%

4. Growth goal: 5%

5. Exceptional achievements: 35%

To date, our Compensation Committee has exercised discretion on the maximum percentage payouts to 125% of target. The Compensation Committee reviewed the Company's performance in 2020 against the corporate goals and considered exceptional achievements above and beyond the corporate goals. The Compensation Committee decided to award a target of 125% for achievement of our corporate goals and exceptional achievements based on the following:

1. **Financial goals**: Achievement of 55.8% out of our target of 55%.

   a. We earned $38.8M during 2020, which exceeded the financial target of $35M. The Compensation Committee awarded 38.8% for achievement of this financial goal, which included an additional 3.8% of the original target of 35%.

   b. During 2020, filed the pre-EUA application related to securing the first procurement of NUZYRA for treatment of pulmonary anthrax for the Strategic National Stockpile by BARDA. This portion of the financial goal was partially achieved since the review by the FDA has taken longer than anticipated and was outside of Paratek's control. The Compensation Committee awarded 7% out of a 10% target.

   c. The 10% target for maintaining a cash runway of greater than 30 months was awarded in full.

2. **Operational goals**: Achievement of 30% out of our target of 30%.

   a. 10% out of a target of 10% was awarded for ensuring continuous uninterrupted supply of NUZYA.

   b. 10% out of a target of 10% was awarded for the successful initiation of U.S. onshoring for the manufacturing of NUZYRA and initiation of a specified development program in pulmonary anthrax.

   c. 10% out of a target of 10% was awarded for continually operating in a compliant and ethical manner regarding company policies and code of conduct.

3. **Product goal**: Achievement of 7% out of our target of 10%.

   a. 7% out of a targeted 10% was awarded for the timely completion of the study and the sNDA submission to FDA. This goal was partially achieved since the FDA classified the submission as an efficacy supplement that requires a 10-month review. Approval of sNDA for oral-only loading dose regimen for patients diagnosed with CABP is now expected in 2021.

4. **Growth goals**: Achievement of 5% out of our target of 5%.

   a. The 5% target was awarded by the Compensation Committee for obtaining an out-license agreement with Almirall for SEYSARA in the greater China region.

Overall, the Compensation Committee determined achievement of 97.8% out of a target 100% of corporate goals. In addition, we were awarded an additional 35% for exceptional achievements, subject to the Compensation Committee exercising discretion on the maximum percentage payouts of 125%, as follows:

   a. Exceptional financial and commercial achievements: 15%
   b. Response to COVID-19 pandemic through maintaining business operations, minimizing disruption, and preserving employee engagement: 10%
   c. Other achievements: 10%

Increases to Base Salary and Incentive Target Percentage for 2020

NAME	2020 BASE SALARY ($)	BASE SALARY INCREASE FROM 2019 (%)	2020 ANNUAL INCENTIVE TARGET % OF BASE SALARY
Evan Loh, M.D.	575,000	10.6	60.0
Michael F. Bigham	500,000	(2.9)[1]	60.0
Adam Woodrow	445,000	7.2	45.0

[1] Base salary decreased following transition from Chief Executive Officer to Executive Chairman.

Long-Term Equity Awards

In February 2020, the Compensation Committee approved fiscal 2020 annual equity awards for the named executive officers. These recommendations were approved by the Board in February 2020 in the amounts set forth in the Summary Compensation Table, which corresponded generally to the 75th percentile of our peer group with respect to equity incentive compensation. For each named executive officer's fiscal 2020 annual equity awards, 70% of each named executive officer's award was in the form of performance-based restricted stock unit, or PRSU, awards and the other 30% was in the form of time-based RSU awards. The aggregate number of RSU awards and PRSU awards granted to each named executive officer was based on the named executive officer's existing equity incentive holdings, level of responsibility within our company, equity ownership in relation to the peer group benchmark, and the Compensation Committee's subjective assessment of the named executive officer's individual performance and our overall company performance, in each case without reference to any specific metric.

The RSU awards approved in February 2020 are eligible to vest as follows: 1/3 vested on December 10, 2020, or the Initial Vesting Date, with an additional 1/3 of the RSU awards vesting on each anniversary of the Initial Vesting Date thereafter until fully vested.

The PRSU awards approved in February 2020 are eligible to vest upon achievement of the following milestones: (i) 25/55 on achievement of cumulative net product revenue of greater than $200 million, (ii) 15/55 on achievement of Data Lock on the CABP post-marketing requirements, or PMR, study, and (iii) 15/55 on achievement of the oral only CABP indication for NUZYRA granted by the FDA.

Revenue Performance Incentive Plan

On October 4, 2018, the Company adopted the Revenue Performance Incentive Plan, or the Plan, to grant performance-based cash incentive awards to key employees and consultants of the Company. The Plan provides for an incentive pool of up to $50 million, plus accrued interest during the period between the awards' vesting date and payment dates. As of December 31, 2020, the following percentages of the incentive pool were allocated to the named executive officers: (i) 25% to Mr. Bigham, (ii) 25% to Dr. Loh, and (iii) 14% to Mr. Woodrow.

The incentive pool is divided into two equal tranches with the first tranche vesting upon the Company's achievement of cumulative net product revenues over $300 million by December 31, 2025, or Tranche 1, and the second tranche vesting upon the Company's achievement of cumulative product revenues over $600 million by December 31, 2026, or Tranche 2. Participants vest annually in each tranche of their awards in four equal installments on December 31, 2019, December 31, 2020, December 31, 2021, and December 31, 2022, subject to their continued employment with the Company through the applicable vesting date. If a participant's employment terminates prior to December 31, 2022 due to death or disability, the participant will automatically vest in an additional 25% of each tranche of his or her award. Upon the achievement of a Tranche 1 or Tranche 2 milestone (but not a deemed achievement in connection with a change of control), each participant who has remained in continuous employment with the Company through December 31, 2022 will be 100% vested in the applicable tranche. In the event of a change of control of the Company prior to December 31, 2026, participants whose employment has terminated prior to such date will be eligible for payouts under the Plan based on the then-vested portion of their awards, and participants who have remained employed through the change of control will be deemed to have time-vested in full in each tranche of their awards.

Upon the achievement of a Tranche 1 or Tranche 2 milestone (but not a deemed achievement in connection with a change of control), each participant's payout in respect of the applicable tranche of his or her award will equal (a) the participant's then-vested percentage, multiplied by (b) $25 million, multiplied by (c) the participant's individual percentage allocation of the incentive pool.

Amounts that become payable upon achievement of the Tranche 1 milestone will be paid in a lump-sum in the first quarter of 2026 and amounts that become payable upon achievement of the Tranche 2 milestone will be paid in a lump-sum in the first quarter of 2027. In the event of a change of control, any portion of the incentive pool that is earned, but unpaid, or deemed earned in connection with the change of control will be paid at the time of the change of control.

Awards may be paid out in cash or in a combination of cash and registered securities of equal value (based on the Company's 20-day trailing average closing common stock price), with the portion paid in registered securities not to exceed 50% of the aggregate payment amount with respect to each tranche; provided, however, that any amounts payable with respect to an award in connection with a change in control will be paid in cash.

Executive Compensation Tables

Summary Compensation Table

The following table shows for the years ended December 31, 2020, 2019 and 2018, compensation awarded to or paid to, or earned by, our named executive officers.

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)[1]	STOCK AWARDS ($)[2]	NON-EQUITY INCENTIVE PLAN COMPENSATION ($)[3]	ALL OTHER COMPENSATION ($)[4]	TOTAL ($)
Evan Loh, M.D. Chief Executive Officer	2020	575,000	—	505,440[8]	431,250	22,921	1,534,611
	2019	520,000[5]	—	1,352,100[9]	364,375	22,521	2,258,996
	2018	480,000	—	1,011,725[10]	288,000	21,434	1,801,159
Michael F. Bigham Executive Chairman of the Board	2020	500,000	—	473,850[11]	375,000	24,703	1,373,553
	2019	515,000[6]	—	1,352,100[12]	343,750	22,928	2,233,778
	2018	500,000	—	1,089,550[13]	330,000	22,890	1,942,440
Adam Woodrow President and Chief Commercial Officer	2020	445,000	—	236,925[14]	250,313	16,552	948,790
	2019	415,000[7]	48,375	676,050[15]	193,500	15,330	1,348,225
	2018	365,000	35,040	505,862[16]	140,160	15,369	1,061,431

[1] Amounts shown for fiscal 2019 and 2018 reflect the portion of the bonus paid to Mr. Woodrow, under our annual cash bonus program, attributable to his achievement of individual performance goals as determined by our Compensation Committee. Mr. Woodrow's annual cash bonus in 2020 was 100% attributable to achievement of corporate goals and exceptional achievements.

[2] Amounts shown in this column do not reflect dollar amounts actually received by our named executive officers in 2020. Instead, these amounts reflect the aggregate grant date fair value of each RSU award or PRSU award computed in accordance with the provisions of FASB ASC Topic 718 (using the closing price of our common stock on the date of grant). Assumptions used in the calculation of these amounts are included in Note 15, *Stock-Based and Incentive Compensation*, to our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2020.

[3] Amounts shown in this column reflect the dollar value of annual cash bonus awards earned by our named executive officers based on the achievement of certain pre-established corporate goals at 97.8% plus an additional 35% for exceptional achievements with a maximum payout of 125%.

[4] Amounts shown in 2020 include the following contributions made by the Company toward the named executive officers' insurance premiums and the Company's 401(k) plan:

	GROUP LIFE INSURANCE PREMIUMS ($)	LONG-TERM DISABILITY INSURANCE PREMIUMS ($)	MATCHING CONTRIBUTIONS UNDER 401(K) PLAN ($)	SUPPLEMENTAL LONG-TERM DISABILITY INSURANCE PREMIUM ($)	TOTAL ($)
E. Loh	6,140	2,060	11,400	3,321	22,921
M. Bigham	7,515	2,060	11,400	3,728	24,703
A. Woodrow	3,092	2,060	11,400	—	16,552

[5] Dr. Loh served as the Company's President, Chief Operating Officer, and Chief Medical Officer through June 2019 with a base salary of $510,000. Effective July 2019, he transitioned to the position of Chief Executive Officer with a base salary of $530,000. The above information reflects the actual base salary paid to him in 2019.

[6] Mr. Bigham served as the Company's Chief Executive Officer through June 2019 with a base salary of $530,000. Effective July 2019, he transitioned to the position of Executive Chairman of the Board with a base salary of $500,000. The above information reflects the actual base salary paid to him in 2019.

[7] Mr. Woodrow served as the Company's Vice President and Chief Commercial Officer through June 2019 with a base salary of $400,000. Effective July 2019, he transitioned to the position of President and Chief Commercial Officer with a base salary of $430,000. The above information reflects the actual base salary paid to him in 2019.

[8] Amount reflects the grant date fair value of the time-based RSU award granted to Dr. Loh in 2020. Because, as of the grant date, it was not deemed probable that the performance-vesting conditions on Dr. Loh's PRSU award would be achieved, no value is shown in the table above for the PRSU award. The grant date fair value of Dr. Loh's PRSU award, assuming the highest level of performance was achieved, would be $1,179,360.

[9] Amount reflects the grant date fair value of the time-based RSU award granted to Dr. Loh in 2019 of $867,600 as well as certain performance-vesting conditions on Dr. Loh's PRSU award deemed probable to be achieved as of the grant date of $484,500. The grant date fair value of Dr. Loh's PRSU award, assuming the highest level of performance was achieved, would be $581,400.

[10] Amount reflects the grant date fair value of the time-based RSU award granted to Dr. Loh in 2018 of $827,775 as well as certain performance-vesting conditions on Dr. Loh's PRSU award deemed probable to be achieved as of the grant date of $183,950 The grant date fair value of Dr. Loh's PRSU award, assuming the highest level of performance was achieved, would be $1,011,725.

[11] Amount reflects the grant date fair value of the time-based RSU award granted to Mr. Bigham in 2020. Because, as of the grant date, it was not deemed probable that the performance-vesting conditions on Mr. Bigham's PRSU award would be achieved, no value is shown in the table above for the PRSU award. The grant date fair value of Mr. Bigham's PRSU award, assuming the highest level of performance was achieved, would be $1,105,650.

(12) Amount reflects the grant date fair value of the time-based RSU award granted to Mr. Bigham in 2019 of $867,600 as well as certain performance-vesting conditions on Mr. Bigham's PRSU award deemed probable to be achieved as of the grant date of $484,500. The grant date fair value of Mr. Bigham's PRSU award, assuming the highest level of performance was achieved, would be $581,400.

(13) Amount reflects the grant date fair value of the time-based RSU award granted to Mr. Bigham in 2018 of $891,450 as well as certain performance-vesting conditions on Mr. Bigham's PRSU award deemed probable to be achieved as of the grant date of $198,100. The grant date fair value of Mr. Bigham's PRSU award, assuming the highest level of performance was achieved, would be $1,089,550.

(14) Amount reflects the grant date fair value of the time-based RSU award granted to Mr. Woodrow in 2020. Because, as of the grant date, it was not deemed probable that the performance-vesting conditions on Mr. Woodrow's PRSU award would be achieved, no value is shown in the table above for the PRSU award. The grant date fair value of Mr. Woodrow's PRSU award, assuming the highest level of performance was achieved, would be $552,825.

(15) Amount reflects the grant date fair value of the time-based RSU award granted to Mr. Woodrow in 2019 of $433,800 as well as certain performance-vesting conditions on Mr. Woodrow's PRSU award deemed probable to be achieved as of the grant date of $242,250. The grant date fair value of Mr. Woodrow's PRSU award, assuming the highest level of performance was achieved, would be $290,700.

(16) Amount reflects the grant date fair value of the time-based RSU award granted to Mr. Woodrow in 2018 of $413,887 as well as certain performance-vesting conditions on Mr. Woodrow's PRSU award deemed probable to be achieved as of the grant date of $91,975. The grant date fair value of Mr. Woodrow's PRSU award, assuming the highest level of performance was achieved, would be $505,862.

Grants of Plan-Based Awards Table

Because we are a smaller reporting company, we are not required to include the following table. However, we believe it is a helpful format for presenting grants of plan-based awards to our named executive officers during the fiscal year ended December 31, 2020.

NAME	GRANT DATE	FUTURE PAYOUTS UNDER CASH INCENTIVE COMPENSATION PLAN TARGET ($)(1)	ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS (#)	NUMBER OF SHARES OR UNITS OF STOCK THAT VESTED IN 2020 (#)	GRANT DATE FAIR VALUE OF STOCK AWARDS ($)(2)
Evan Loh, M.D.	—	431,250	—	—	—
	2/19/2020	—	96,000	48,000	505,440
	2/19/2020	—	336,000	—	—
Michael F. Bigham	—	375,000	—	—	—
	2/19/2020	—	90,000	45,000	473,850
	2/19/2020	—	315,000	—	—
Adam Woodrow	—	250,313	—	—	—
	2/19/2020	—	45,000	22,500	236,925
	2/19/2020	—	157,500	—	—

(1) Reflects the value of the bonus earned under our annual cash bonus program attributable to 2020 performance paid in 2021. In 2020, the Compensation Committee determined a maximum payout of 125% of target.

(2) Reflects the grant date fair value of RSU awards calculated in accordance with FASB ASC Topic 718. Because, as of the grant date, it was not deemed probable that the performance-vesting conditions on the PRSU award would be achieved, no value is shown in the table above for the PRSU awards. The grant date fair value of Dr. Loh, Mr. Bigham and Mr. Woodrow's PRSU awards, assuming the highest level of performance was achieved, would be $1,179,360, $1,105,650, and $552,825, respectively. The following table provides the vesting schedules for grants of plan-based awards to our named executive officers in 2020:

Vesting Date	CUM. NET PRODUCT REVENUES >$200M Upon Achievement(1)	DATA LOCK: CABP PMR STUDY Upon Achievement(1)	ORAL ONLY CABP INDICATION GRANTED Upon Achievement(1)	TOTAL PRSUs	ANNUAL RSU VESTING: 2020 GRANTS(2) 2020	2021	2022	TOTAL RSUs
Evan Loh	152,727	91,696	91,696	336,000	48,000	48,000	48,000	144,000
Michael Bigham	143,182	85,909	85,909	315,000	45,000	45,000	45,000	135,000
Adam Woodrow	71,591	42,955	42,955	157,500	22,500	22,500	22,500	67,500

(1) PRSUs shall become both earned and time-vested as follows: (i) 25/55 on achievement of cumulative net product revenue of greater than $200 million, (ii) 15/55 on achievement of Data Lock on the CABP PMR study, and (iii) 15/55 on achievement of the oral only CABP indication for NUZYRA granted by the FDA.

(2) RSU awards time-vest as follows: 1/3 vested on December 10, 2020, or the Initial Vesting Date, with an additional 1/3 of the RSU awards vesting on each anniversary of the Initial Vesting Date thereafter until fully vested.

Outstanding Equity Awards at Fiscal Year-End

The following table shows certain information regarding outstanding equity awards held by our named executive officers as of December 31, 2020.

NAME		OPTION AWARDS				STOCK AWARDS			
		NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)[1]	OPTION EXPIRATION DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)
Evan Loh, M.D.	(2)	78,957	—	4.30	6/28/2024	—	—	—	—
	(3)	78,957	—	4.30	6/28/2024	—	—	—	—
	(4)	—	—	—	—	45,000	325,350	—	—
	(5)	—	—	—	—	—	—	105,000	339,150
	(6)	—	—	—	—	96,000	336,960	—	—
	(7)	—	—	—	—	—	—	336,000	1,179,360
Michael F. Bigham	(8)	98,583	—	4.30	6/28/2024	—	—	—	—
	(9)	145,093	—	4.30	6/28/2024	—	—	—	—
	(10)	145,093	—	4.30	6/28/2024	—	—	—	—
	(11)	—	—	—	—	45,000	325,350	—	—
	(12)	—	—	—	—	—	—	105,000	339,150
	(13)	—	—	—	—	90,000	315,900	—	—
	(14)	—	—	—	—	—	—	315,000	1,105,650
Adam Woodrow	(4)	—	—	—	—	22,500	162,675	—	—
	(5)	—	—	—	—	—	—	52,500	169,575
	(6)	—	—	—	—	45,000	157,950	—	—
	(7)	—	—	—	—	—	—	157,500	552,825

[1] Based in part on an analysis by an independent third-party valuation firm, the Board had determined the fair market value to be $0.29 per share. Upon the closing of the Merger, each share of Paratek Pharmaceuticals, Inc. (prior to its merger with Transcept Pharmaceuticals, Inc.) common stock was exchanged for 0.0675 of a share of Paratek common stock (as adjusted for the 1-for-12 reverse stock split). As such, the exercise price of the stock options became $4.30 per share.

[2] This stock option was granted in June 2014 under the 2014 Plan and originally vested monthly over four years measured from the vesting commencement date. On February 4, 2015, this stock option was amended to provide that 25% would vest on January 1, 2016 with the remainder subject to certain performance-based vesting terms associated with completion of data lock in the Company's Phase 3 clinical study of omadacycline for the treatment of acute bacterial skin and skin structure infections, or ABSSSI. All unvested shares subject to the stock option would have vested upon a termination without cause or a resignation for good reason, in each case in connection with a change of control.

[3] This stock option was granted in June 2014 under the 2014 Plan and originally vested monthly over four years measured from the vesting commencement date. On February 4, 2015, this stock option was amended to provide that 25% would vest on January 1, 2017 with the remainder subject to certain performance-based vesting terms associated with completion of data lock in the Company's Phase 3 clinical study of omadacycline for the treatment of community-acquired bacterial pneumonia, or CABP. All unvested shares subject to the stock option would have vested upon a termination without cause or a resignation for good reason, in each case in connection with a change of control.

[4] This RSU was awarded in February 2019 under the 2015 Plan, with a grant date fair value of $7.23, and vests as follows: 1/4 vested on December 10, 2019, or the Initial Vesting Date, with an additional 3/8 of the RSUs vesting on each anniversary of the Initial Vesting Date thereafter until fully vested. Notwithstanding the foregoing, all unvested shares subject to the award shall vest upon a termination without cause or a resignation for good reason, in each case in connection with a change of control.

[5] This PRSU was awarded in February 2019 and granted in July 2019 under the 2015 Plan, with a grant date fair value of $3.23, and shall become both earned and time-vested as follows: (i) 25/60 on achievement of cumulative net product revenue of greater than $35 million, which was achieved in September 2020 and vested in November 2020, (ii) 25/60 on achievement of cumulative net product revenue of greater than $80 million, and (iii) the remaining 10/60 on achievement of the first dose in animal "efficacy" study (plague or anthrax) under the BARDA contract. Notwithstanding the foregoing, all unvested shares subject to the award shall vest upon a termination without cause or a resignation for good reason, in each case in connection with a change of control.

(6) This RSU was awarded in February 2020 under the 2015 Plan, with a grant date fair value of $3.51, and vests as follows: 1/3 vested on December 10, 2020, or the Initial Vesting Date, with an additional 2/3 of the RSUs vesting on each anniversary of the Initial Vesting Date thereafter until fully vested. Notwithstanding the foregoing, all unvested shares subject to the award shall vest upon a termination without cause or a resignation for good reason, in each case in connection with a change of control.

(7) This PRSU was awarded in February 2020 under the 2015 Plan, with a grant date fair value of $3.51, and shall become both earned and time-vested as follows: (i) 25/55 on achievement of cumulative net product revenue of greater than $200 million, (ii) 15/55 on achievement of Data Lock on the CABP PMR study, and (iii) 15/55 on achievement of the oral only CABP indication for NUZYRA granted by the FDA. Notwithstanding the foregoing, all unvested shares subject to the award shall vest upon a termination without cause or a resignation for good reason, in each case in connection with a change of control.

(8) This stock option was granted in June 2014 under the 2014 Plan, and originally vested monthly over four years measured from the vesting commencement date. On October 9, 2015, this stock option was amended to conform the award's vesting schedule to other new hire grants. Following amendment, 25% of the award vested on January 1, 2016 with the remaining 75% to vesting in a series of thirty-six successive equal monthly installments measured from January 1, 2016. All unvested shares subject to the stock option would have vested upon a termination without cause, a resignation for good reason, or a change of control.

(9) This stock option was granted in June 2014 under the 2014 Plan and originally vested monthly over four years measured from the vesting commencement date. On February 4, 2015, this stock option was amended to provide that 25% would vest on January 1, 2016 with the remainder subject to certain performance-based vesting terms associated with completion of data lock in the Company's Phase 3 clinical study of omadacycline for the treatment of ABSSSI. All unvested shares subject to the award would have vested upon a termination without cause, a resignation for good reason, or a change of control.

(10) This stock option was granted in June 2014 under the 2014 Plan and originally vested monthly over four years measured from the vesting commencement date. On February 4, 2015, this stock option was amended to provide that 25% would vest on January 1, 2017 with the remainder subject to certain performance-based vesting terms associated with completion of data lock in the Company's Phase 3 clinical study of omadacycline for the treatment of CABP. All unvested shares subject to the award would have vested upon a termination without cause, a resignation for good reason, or a change of control.

(11) This RSU was awarded in February 2019 under the 2015 Plan, with a grant date fair value of $7.23, and vests as follows: 1/4 vested on December 10, 2019, or the Initial Vesting Date, with an additional 3/8 of the RSUs vesting on each anniversary of the Initial Vesting Date thereafter until fully vested. Notwithstanding the foregoing, all unvested shares subject to the award shall vest upon a termination without cause, a resignation for good reason, or a change of control.

(12) This PRSU was awarded in February 2019 and granted in July 2019 under the 2015 Plan, with a grant date fair value of $3.23, and shall become both earned and time-vested as follows: (i) 25/60 on achievement of cumulative net product revenue of greater than $35 million, which was achieved in September 2020 and vested in November 2020, (ii) 25/60 on achievement of cumulative net product revenue of greater than $80 million, and (iii) the remaining 10/60 on achievement of the first dose in animal "efficacy" study (plague or anthrax) under the BARDA contract. Notwithstanding the foregoing, all unvested shares subject to the award shall vest upon a termination without cause, a resignation for good reason, or a change of control.

(13) This RSU was awarded in February 2020 under the 2015 Plan, with a grant date fair value of $3.51, and vests as follows: 1/3 shall vested on December 10, 2020, or the Initial Vesting Date, with an additional 2/3 of the RSUs vesting on each anniversary of the Initial Vesting Date thereafter until fully vested. Notwithstanding the foregoing, all unvested shares subject to the award shall vest upon a termination without cause, a resignation for good reason, or a change of control.

(14) This PRSU was awarded in February 2020 under the 2015 Plan, with a grant date fair value of $3.51, and shall become both earned and time-vested as follows: (i) 25/55 on achievement of cumulative net product revenue of greater than $200 million, (ii) 15/55 on achievement of Data Lock on the CABP PMR study, and (iii) 15/55 on achievement of the oral only CABP indication for NUZYRA granted by the FDA. Notwithstanding the foregoing, all unvested shares subject to the award shall vest upon a termination without cause, a resignation for good reason, or a change of control.

Potential Payments Upon A Termination of Employment or Change of Control

Employment Agreements and Equity Awards[6]

NAME	TERMINATION OF EMPLOYMENT WITHOUT CAUSE/FOR GOOD REASON AND CHANGE OF CONTROL[1]					TERMINATION OF EMPLOYMENT WITHOUT CAUSE/FOR GOOD REASON AND NO CHANGE OF CONTROL[2]				
	PRO-RATA BONUS ($)[3]	SALARY CONTINUATION ($)	MEDICAL BENEFITS CONTINUATION ($)	ACCELERATED REVENUE PERFORMANCE INCENTIVE PLAN EARNINGS[4]	ACCELERATED VESTING OF EQUITY AWARDS ($)[5]	PRO-RATA BONUS ($)[3]	SALARY CONTINUATION ($)	MEDICAL BENEFITS CONTINUATION ($)	ACCELERATED REVENUE PERFORMANCE INCENTIVE PLAN EARNINGS[4]	ACCELERATED VESTING OF EQUITY AWARDS ($)[5]
Evan Loh, M.D.	431,250	575,000	14,421	5,000,000	3,643,320	431,250	575,000	14,421	—	—
Michael F. Bigham	375,000	500,000	20,466	5,000,000	3,474,300	375,000	500,000	20,466	—	3,474,300
Adam Woodrow	250,313	445,000	20,466	2,800,000	1,737,150	250,313	445,000	20,466	—	—

(1) Represents severance amounts payable to each named executive officer under the terms of the executives' employment agreements described below and their equity award agreements upon a termination of employment by the Company without cause or by the executive for good reason in connection with a change of control of the Company on December 31, 2020.

(2) Represents amounts payable under the terms of the executives' employment agreements and their equity award agreements upon a termination of employment by the Company without cause or by the executive for good reason not in connection with a change of control of the Company.

(3) Bonus amounts assume no bonuses with respect to fiscal 2020 have been paid to the executives as of December 31, 2020 and that all fiscal 2019 bonus amounts have been paid as of such date, in each case, as would be consistent with Paratek's historical practice.

(4) Represents amounts payable under the terms of the Revenue Performance Incentive Plan upon a change of control as described below.

(5) With respect to RSU awards and PRSU awards, the value is calculated by multiplying the number of unvested RSU awards and PRSU awards that are eligible to vest by $6.26, the closing price of our common stock on the Nasdaq Global Market on December 31, 2020.

(6) The table does not show any payments that may be payable to the executives in connection with any parachute payments under Section 280G of the Internal Revenue Code of 1986, as amended.

Revenue Performance Incentive Plan

Under the Revenue Performance Incentive Plan, if a change of control occurs prior to December 31, 2026, and the Tranche 1 milestone was not achieved prior to the change of control, the Tranche 1 milestone will be deemed to be achieved at a percentage equal to the greater of (1) 50% and (2) the cumulative product revenues as of the change of control, divided by $300 million. If a change of control occurs prior to December 31, 2026, and the Tranche 2 milestone was not achieved prior to the change of control, the Tranche 2 milestone will be deemed to be achieved at a percentage equal to the greater of (1) 30% and (2) the cumulative product revenues as of the change of control, divided by $600 million. A participant's payout in respect of each tranche of his or her award in a change of control will equal (1) the participant's then-vested percentage of such tranche, multiplied by (2) the percentage of that tranche's milestone that has been achieved or is deemed to have been achieved, multiplied by (3) $25 million, multiplied by (4) the participant's individual percentage allocation of the incentive pool.

If a change of control occurs prior to the achievement of either or both of the Tranche 1 and Tranche 2 milestones, the awards will remain outstanding and the remaining unpaid portion of the incentive pool applicable to the Tranche 1 or Tranche 2 milestone, as applicable, will be paid following the achievement of either such milestone at the time or times the bonuses would otherwise be paid out. Any successor in interest to the Company upon or following a change of control will be required to assume all obligations under the Plan.

Employment and Severance Agreements

We have employment agreements with each of our current named executive officers. The agreements generally provide for at-will employment and set forth the executive officer's initial base salary, annual performance bonus opportunity, initial equity grant amount and eligibility for employee benefits. In addition, each of our named executive officers has executed a form of our standard confidential information and invention assignment agreement. The key terms of the offer letters are described below; however, the fiscal 2019 base salary and bonus opportunity for each named executive officer can be found above under "Elements of Executive Compensation." A "qualifying termination" for the purposes of the employment agreements is defined as a termination of the executive officer by us without cause, other than as a result of the executive officer's death or disability, or the resignation of the executive officer's employment with us with good reason.

Michael F. Bigham

In June 2014, Paratek Pharmaceuticals, Inc. (prior to its merger with Transcept Pharmaceuticals, Inc.) entered into an offer letter agreement, or the Bigham Agreement, with Mr. Bigham, pursuant to which he commenced employment on an at-will basis as our Chief Executive Officer. Pursuant to the terms of the Bigham Agreement, Mr. Bigham receives an annual base salary; under the terms of his agreement, Mr. Bigham was only required to devote 50% of his time and attention to Paratek (currently Mr. Bigham devotes approximately 90% of his time to Paratek). In addition, the Bigham Agreement provides for an annual discretionary bonus target, which was 55% of his annual base salary as of December 31, 2019. Upon termination of Mr. Bigham's employment for any reason other than by Paratek without cause or by him with good reason, he will be paid all accrued but unpaid base salary, any earned but unpaid bonus, reimbursement for business expenses incurred but not yet paid and all accrued but unused vacation. Notwithstanding the foregoing sentence, Mr. Bigham's unvested options and other equity awards will become fully vested if his employment is terminated by Paratek without cause or by him for good reason or if a change of control occurs and the Company elects to accelerate vesting of any other employees' or directors' awards, provided, in each case, that any equity awards subject to performance-based vesting conditions will be deemed to have been achieved at target. Upon termination of Mr. Bigham's employment at any time by Paratek without cause or by him with good reason, he will receive all accrued but unpaid base salary, any earned but unpaid bonus, reimbursement for business expenses incurred but not yet paid and all accrued but unused vacation. In addition, subject to Mr. Bigham's execution of a general release and waiver of claims in favor of Paratek and our affiliates, he will be eligible to receive cash severance equal to twelve months of his annual base salary, a prorated portion of the performance bonus he would have earned for the year in which his employment terminates and twelve months of continued health care insurance coverage.

The Bigham Agreement was amended in August 2017 to provide that if any payments or benefits Mr. Bigham receives constitute "excess parachute payments" under Section 280G of the Code, he will be entitled to a full reimbursement by the company of all associated taxes that arise.

The Bigham Agreement was further amended effective July 1, 2019 to reflect his transition from the role of Chief Executive Officer, his appointment as Executive Chairman, and adjustments to his salary and bonus target.

Evan Loh, M.D.

In September 2014, Paratek Pharmaceuticals, Inc. (prior to its merger with Transcept Pharmaceuticals, Inc.) entered into an offer letter agreement, or the Loh Agreement, with Dr. Loh, pursuant to which he commenced employment on an at-will basis as our President and Chief Medical Officer. Pursuant to the terms of the Loh Agreement, Dr. Loh receives an annual base salary and provides for an annual discretionary bonus target which was 55% of his annual base salary as of December 31, 2019.

The Loh Agreement was further amended and restated in June 2017 to provide severance benefits consistent with those of other executive officers. Upon termination of Dr. Loh's employment for any reason other than by Paratek without cause or by him with good reason, he will be paid all accrued but unpaid base salary, any earned but unpaid bonus, reimbursement for business expenses incurred but not yet paid and all accrued but unused vacation, and Dr. Loh's options will terminate, as to all unvested shares, as of his termination date. Upon termination of Dr. Loh's employment at any time by Paratek without cause or by him with good reason, he will receive all accrued but unpaid base salary, any earned but unpaid bonus, reimbursement for business expenses incurred but not yet paid and all accrued but unused vacation. In addition, subject to Dr. Loh's execution of a general release and waiver of claims in favor of Paratek and our affiliates, he will be eligible to receive cash severance equal to twelve months of his annual base salary, a prorated portion of the performance bonus he would have earned for the year in which his employment terminates and twelve months of continued health care insurance coverage.

The Loh Agreement was amended in August 2017 to provide that if any payments or benefits Dr. Loh receives constitute "excess parachute payments" under Section 280G of the Code, he will be entitled to a full reimbursement by the company of all associated taxes that arise.

The Loh Agreement was further amended effective July 1, 2019 to reflect Dr. Loh's election to Chief Executive Officer of the Company and adjustments made to his salary and bonus target.

Adam Woodrow

In October 2014, Paratek Pharmaceuticals, Inc. entered into an offer letter agreement with Adam Woodrow, pursuant to which he commenced employment on an at-will basis as our Chief Commercial Officer. Pursuant to the terms of the Woodrow agreement, Mr. Woodrow receives an annual base salary and provides for an annual discretionary bonus target which was 45% at December 31, 2019.

The Woodrow Agreement was amended in August 2017 to provide that if any payments or benefits Mr. Woodrow receives constitute "excess parachute payments" under Section 280G of the Code, he will be entitled to a reimbursement by the company of all associated taxes that arise, subject to a cap of $2.5 million through March 31, 2020 and a cap of $1.5 million thereafter.

The Woodrow Agreement was further amended effective July 1, 2019 to reflect Mr. Woodrow's election to President and Chief Commercial Officer of the Company and adjustments made to his salary and bonus target.

ITEM 2

Approval of an Amendment to the Company's Charter to Increase the Number of Authorized Shares of Common Stock

 **FOR**   **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" APPROVAL OF THIS PROPOSAL TO APPROVE AN AMENDMENT TO OUR CHARTER TO INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK FROM 100,000,000 SHARES TO 200,000,000 SHARES.**   **VOTE REQUIRED**

Our Amended and Restated Certificate of Incorporation, as amended, or Charter currently authorizes us to issue a total of 100,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value. Our Board has approved and is seeking shareholder approval of an amendment to our Charter, or the Authorized Shares Amendment, to implement an increase in the number of shares of authorized common stock from 100,000,000 shares to 200,000,000 shares.

The Board has unanimously determined that the Authorized Shares Amendment is advisable and in the best interests of the Company and our shareholders and recommends that our shareholders approve the Authorized Shares Amendment. In accordance with the General Corporation Law of the State of Delaware, we are hereby seeking approval of the Authorized Shares Amendment by our shareholders.

No other changes to our Charter are being proposed, including with respect to the number of authorized shares of preferred stock. The Authorized Shares Amendment is not intended to modify the rights of existing shareholders in any material respect. The additional shares of common stock to be authorized pursuant to the proposed Authorized Shares Amendment will be identical to the shares of common stock currently authorized and outstanding under our Charter, none of which have preemptive or similar rights to acquire the newly authorized shares.

Under the Delaware General Corporation Law, our shareholders are not entitled to appraisal rights with respect to the proposed Authorized Shares Amendment to increase the number of authorized shares of common stock, and we will not independently provide shareholders with any such rights.

The full text of the proposed Authorized Shares Amendment is attached hereto as APPENDIX A.

Reasons for the Authorized Shares Amendment

The Board believes it is in the best interests of the Company and our shareholders to increase the number of authorized shares of common stock to give the Company greater flexibility in considering and planning for future potential business needs. Having the additional authorized shares available is important to our continued efforts to pursue our strategic goals. The Company has no definitive plan, arrangement, or understanding to issue the additional shares of common stock. The additional shares of common stock will be available for issuance by the Board for various corporate purposes, including but not limited to, grants under employee stock plans, financings, potential strategic transactions, including mergers, acquisitions, strategic partnerships, joint ventures, divestitures, business combinations, as well as other general corporate transactions. If the authorization of an increase in the available common stock is postponed until the foregoing specific needs arise, the delay and expense incident to obtaining approval of the shareholders at that time could impair our ability to achieve the corporate purposes set forth above.

Of the 100,000,000 shares of common stock that are currently authorized to be issued under our Charter, as of March 31, 2021, 46,907,228 shares are issued and outstanding, 2,152,699 shares are issuable upon the exercise of stock options outstanding, 6,474,049 shares are issuable upon the vesting of unvested RSU awards, 158,072 shares are reserved for future grants under our existing equity incentive compensation plans, 604,839 shares are reserved for future grants under our inducement plans, 606,816 shares are reserved for future issuance under our employee stock purchase plan, 479,002 shares are reserved for issuance subject to warrants to purchase common stock and 10,377,361 shares are reserved for issuance upon conversion of our outstanding convertible notes. Accordingly, as of March 31, 2021, the Company had 20,852,838 shares of common stock available for issuance out of the 100,000,000 shares of common stock currently authorized.

Potential Effects of Approving the Authorized Shares Amendment

The proposed increase in the number of authorized shares of common stock will not have any immediate effect on the rights of our existing shareholders. However, the Board will have the authority to issue the additional shares of common stock without requiring future shareholder approval of such issuances, except as may be required by applicable law or rules of any stock exchange on which our securities may be listed, including The Nasdaq Global Market. The issuance of additional shares of common stock may decrease the relative percentage of equity ownership of our existing shareholders, thereby diluting the voting power of their common stock. The perception that there might be additional dilution to our existing shareholders may put pressure on our stock price.

While the issuance of additional shares of common stock may be deemed to have potential anti-takeover effects, including by delaying or preventing a change in control of the Company through subsequent issuances of these shares and the other reasons set forth above, which, among other things, could include issuances in one or more transactions that would make a change in control of the Company more difficult, and therefore, less likely, this proposal to increase the authorized common stock is not prompted by any specific effort of which we are aware to accumulate shares of our common stock or obtain control of the Company. A takeover may be beneficial to independent shareholders because, among other reasons, a potential suitor may offer such shareholders a premium for their shares of common stock as compared to the then-existing market price. Although the issuance of additional shares of common stock could, under certain circumstances, have an anti-takeover effect, this proposal to adopt the Authorized Shares Amendment is not in response to any effort to which the Company is aware to accumulate common stock or obtain control of the Company. Nor is it part of a plan by management to recommend a series of similar amendments to the Board and shareholders.

The additional authorized shares of common stock, if and when issued, would be part of the existing class of common stock and would have the same rights and privileges as the shares of common stock currently outstanding. Shareholders do not have preemptive rights with respect to our common stock. Therefore, should the Board determine to issue additional shares of common stock, existing shareholders would not have any preferential rights to purchase such shares in order to maintain their proportionate ownership thereof.

We can provide no assurance that we will be successful in amending our Charter to increase the number of shares of common stock that are available for issuance, or that the Authorized Shares Amendment will not have an adverse effect on our stock price.

Our directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this proposed amendment, except to the extent of their ownership in shares of our common stock and securities convertible or exercisable for common stock.

Effectiveness of the Authorized Shares Amendment

If the Authorized Shares Amendment is approved by our shareholders, it will become effective upon the acceptance by the Secretary of State of the State of Delaware of the filing of the Authorized Shares Amendment. Such filing is expected to occur promptly after shareholder approval of this proposal. If this proposal is not approved, our Charter would remain unchanged and the number of authorized shares of common stock would remain 100,000,000 shares. Other than as described herein, this proposed Authorized Shares Amendment effects no other changes to our Charter.

An affirmative vote of the holders of a majority of the shares outstanding entitled to vote will be required to approve this proposal.

ITEM 3

Ratification of Selection of Independent Registered Public Accounting Firm

 **FOR** | **THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.** | **VOTE REQUIRED**

The Audit Committee of the Board of Directors, or the Audit Committee, has selected Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2021 and has further directed that management submit the selection of its independent registered public accounting firm for ratification by the shareholders at the Annual Meeting. A representative of Ernst & Young LLP is expected to be present at the Annual Meeting and will have an opportunity to make a statement should such representative desire to do so and will be available to respond to appropriate questions.

Neither our Bylaws nor other governing documents or law require shareholder ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm. However, the Audit Committee of the Board is submitting the selection of Ernst & Young LLP to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the Audit Committee of the Board will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee of the Board in its discretion may direct the appointment of different independent auditors at any time during the year if they determine that such a change would be in the best interests of Paratek and our shareholders.

The affirmative vote of the holders of a majority of the shares present online at the Annual Meeting or represented by proxy and entitled to vote on the matter at the Annual Meeting will be required to ratify the selection of Ernst & Young LLP.

Current Principal Accountant Fees and Services

The following table represents the fees for professional services earned by our independent registered public accounting firm, Ernst & Young LLP, for services rendered for the years ended December 31, 2020 and 2019:

	2020	2019
Audit Fees	$ 993,253[1]	$1,012,028[1]
Audit-Related Fees	—	—
Tax Fees	59,797[2]	165,080[2]
All Other Fees	—	—
TOTAL	$1,053,050	$1,177,108

[1] 2020 and 2019 Audit Fees represent fees charged for the audit of our consolidated financial statements, reviews of our interim financial statements and the audit of the effectiveness of our internal control over financial reporting. Audit Fees also include related services that are normally provided in connection with registration statements and securities offerings during 2020 and 2019, such as preparation of comfort letters and consents.

[2] 2020 and 2019 Tax Fees represent fees charged for tax advice.

Pre-Approval Policy and Procedures

The Audit Committee has adopted a policy and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. The policy generally pre-approves specified services in the defined categories of audit services, audit-related services and tax services up to specified amounts. Pre-approval may also be given as part of the Audit Committee's approval of the scope of the engagement of the independent auditor or on an individual, explicit, case-by-case basis before the independent auditor is engaged to provide each service. The pre-approval of services may be delegated to one or more of the Audit Committee's members, but the decision must be reported to the full Audit Committee at its next scheduled meeting. All of the services provided by Ernst & Young LLP during the years ended December 31, 2020 and 2019 were pre-approved in accordance with the pre-approval policy and procedures adopted by the Audit Committee.

The Audit Committee has determined that the rendering of services other than audit services by Ernst & Young LLP is compatible with maintaining their independence.

Beneficial Ownership of Common Stock by Management and Directors

The following table sets forth certain information regarding the ownership of our common stock as of March 31, 2021 by:

- each of the named executive officers included in the Summary Compensation Table;

- each director and nominee for director; and

- all executive officers and directors of Paratek as a group.

The number of shares owned, total shares beneficially owned and the percentage of common stock beneficially owned below is based on total of 46,907,228 shares of Paratek's common stock outstanding as of March 31, 2021.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of March 31, 2021, pursuant to the exercise of options or warrants, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

We believe that the shareholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such shareholders.

Unless otherwise indicated in the footnotes, the address for each shareholder listed is: c/o Paratek Pharmaceuticals, Inc., 75 Park Plaza, 4th Floor, Boston, Massachusetts 02116.

	SHARED OWNED DIRECTLY OR BENEFICIALLY	STOCK OPTIONS THAT HAVE VESTED AND WILL VEST WITHIN 60 DAYS	RSUs THAT HAVE VESTED AND WILL VEST WITHIN 60 DAYS	TOTAL SHARES BENEFICIALLY OWNED[1]	PERCENTAGE OWNED
Named Executive Officers and Directors					
Michael F. Bigham	434,822	388,769	—	823,591	1.80%
Evan Loh, M.D.	459,559	157,914	—	617,473	1.30%
Adam Woodrow	203,773	—	—	203,773	*
Timothy R. Franson, M.D.	30,000	56,750	—	86,750	*
Jeffrey Stein, Ph.D.	26,625	56,750	—	83,375	*
Robert S. Radie	27,000	56,750	—	83,750	*
Thomas J. Dietz, Ph.D.	26,250	56,750	—	83,000	*
Kristine Peterson	30,000	44,750	—	74,750	*
Rolf Hoffmann	30,000	35,750	5,000	70,750	*
All executive officers and directors as a group	1,553,453.00	854,183	5,000	2,412,636	5.10%

* Represents beneficial ownership of less than 1% of the shares of common stock, if applicable.

[1] This table is based upon information provided to us by our executive officers and directors.

Beneficial Ownership of Common Stock by Principal Shareholders

The following table sets forth the ownership by each principal shareholder who owned of record or was known by the Company to own beneficially more than 5% of our common stock as of March 31, 2021.

	NUMBER OF SHARES BENEFICIALLY OWNED[1]	PERCENTAGE OWNED
5% Shareholders		
Blackrock, Inc.[2]	3,447,329	7.4%
Highland Capital Management, L.P.[3]	3,178,028	6.8%
Entities affiliated with Omega Funds[4]	2,606,822	5.6%
Highbridge Capital Management, LLC[5]	2,477,484	5.3%

[1]   This table is based upon information about principal shareholders known to us based on Schedules 13G and 13D filed with the SEC and otherwise available.

[2]   Based upon information provided by Blackrock, Inc., or Blackrock, in a Schedule 13G/A filed on January 29, 2021. Blackrock has sole voting power over 3,424,221 shares and sole dispositive power over 3,447,329 of the shares. Blackrock is a corporation duly organized under the laws of the State of Delaware with a principal business address of 55 East 52nd Street, New York, NY 10055.

[3]   Based upon information provided by Highland Capital Management Fund Advisors, L.P., or Highland, NexPoint Advisors, L.P., or NexPoint, James D. Dondero and the Dugaboy Investment Trust in a Schedule 13G filed on February 12, 2021. Highland has shared voting power and shared dispositive power over 90,020 shares. NexPoint has shared voting power and shared dispositive power over 50,000 shares. Mr. Dondero has shared voting power and shared dispositive power over 2,301,555 shares. The Dugaboy Investment Trust has sole voting power and sole dispositive power over 2,161,535 shares. Highland, NextPoint and the Dugaboy Investment Trust are organized under the laws of the State of Delaware, and Mr. Dondero is a United States citizen. The principal business address of each of Highland, NexPoint, Mr. Dondero and the Dugaboy Investment Trust is 300 Crescent Court, Suite 700 Dallas, Texas 75201.

[4]   Based on information provided by Omega Fund III GP, L.P., or Omega III GP LP, and its affiliates, on a Schedule 13D/A filed on March 10, 2017. Consists of 1,191,448 shares held directly by Omega Fund III, L.P., or Omega III, 635,572 held directly by K/S Danish BioVenture, or Danish BV, and 779,802 shares held directly by Omega Fund IV, L.P, or Omega IV. Also included in the above stated figures are 4,083 shares issuable to Omega III and 2,329 shares issuable to Danish BV upon exercise of warrants exercisable within 60 days of March 31, 2021. Omega Fund III GP, L.P., or Omega III GP LP, is the general partner of Omega III. Omega Fund III G.P., Ltd., or Omega III GP Ltd, is the general partner of Omega III GP LP. Clessidra, LLC, or Clessidra, is the sole shareholder of Omega III GP Ltd. Otello Stampacchia is the sole shareholder of Clessidra. Kris Allen and Martin Mullins are all the directors of Omega III GP Ltd. Mr. Allen and Mr. Mullins have shared voting and investment power over the shares held by Omega III. Danish BioVenture General Partner ApS, or Danish BioVenture GP, is the general partner of Danish BV. Mr. Stampacchia, Richard J. Lim and Anne-Mari Paster are all the shareholders and directors of Danish BioVenture GP and have shared voting and investment power over the shares held by Danish BV. Omega Fund IV GP, L.P., Omega IV GP LP", is the general partner of Omega IV. Omega Fund IV G.P. Manager, Ltd., or Omega IV GP Manager is the general partner of Omega IV GP LP. Mr. Stampacchia, Mr. Lim and Ms. Paster are all the shareholders and directors of Omega IV GP Manager and have shared voting and investment power over the shares held by Omega IV. The address of Omega III, Omega III GP LP, Omega III GP Ltd, Mr. Allen and Mr. Mullins is 1 Royal Plaza, Royal Avenue, St. Peter Port, Guernsey GY1 2HL, Channel Islands, UK. The address of Omega IV, Omega IV GP LP, Omega IV GP Ltd, Clessidra, Mr. Lim, Mr. Stampacchia and Mr. Paster is 185 Dartmouth Street, Suite 502, Boston, Massachusetts. The address of Danish BV and Danish BioVenture GP is c/o Gorrissen Federspiel, 12 H.C. Andersens Blvd, Copenhagen, Denmark.

[5]   Based upon information provided by Highbridge Capital Management, LLC, or Highbridge, Highbridge Tactical Credit Master Fund, L.P., or Highbridge Tactical, and Highbridge Convertible Dislocation Fund, L.P., or Highbridge Convertible, in a Schedule 13G/A filed on February 9, 2021 and includes 2,477,484 shares of common stock issuable upon conversion of convertible notes held by Highbridge Tactical and Highbridge Convertible and 1,763,522 shares of common stock issuable upon conversion of convertible notes held Highbridge Tactical. Highbridge and Highbridge Tactical have shared voting power and shared dispositive power over the shares. Highbridge and Highbridge Tactical are organized under the laws of the State of Delaware and have a principal business address of 277 Park Avenue, 23rd Floor, New York, New York 10172.

Questions and Answers about These Proxy Materials and Voting

Why did I receive a notice regarding the availability of proxy materials on the internet?

Pursuant to rules adopted by the SEC, we have elected to provide access to our proxy materials over the internet. Accordingly, we have sent you a Notice of Internet Availability of Proxy Materials, or the Notice, because the Board of Paratek is soliciting your proxy to vote at the Annual Meeting, including at any adjournments or postponements of the meeting. All shareholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the internet or to request a printed copy may be found in the Notice.

We intend to mail the Notice on or about April 23, 2021 to all shareholders of record entitled to vote at the Annual Meeting.

Will I receive any other proxy materials by mail?

We may send you a proxy card or a second notice, on or after May 10, 2021

How do I attend the Annual Meeting?

The meeting will be held entirely online on June 9, 2021 and will begin promptly at 9:30 a.m. Eastern Daylight Time. You may attend the meeting virtually via the Internet at www.virtualshareholdermeeting.com/PRTK2021 where you will be able to vote electronically and submit questions. We encourage you to access the meeting prior to the start time. Online check-in will begin at 9:15 a.m. Eastern Daylight Time, and you should allow ample time for the check-in procedures. You will need the 16-digit control number included with these proxy materials to attend the Annual Meeting. Only shareholders of record at the close of business on April 12, 2021 are entitled to notice of and to vote at the Annual Meeting as set forth in the Proxy Statement. If your shares are held in "street name" and you did not receive a 16-digit control number, you may gain access to and vote at the Annual Meeting by logging into your bank or brokerage firm's website and selecting the shareholder communications mailbox to access the meeting. The control number will automatically populate. Instructions should also be provided on the voting instruction card provided by your bank or brokerage firm. If you lose your 16-digit control number, you may join the Annual Meeting as a "Guest," but you will not be able to vote or ask questions.

Who can vote at the Annual Meeting?

Only shareholders of record at the close of business on April 12, 2021 will be entitled to vote at the Annual Meeting. On this record date, there were 46,916,278 shares of common stock outstanding and entitled to vote.

Shareholder of Record: Shares Registered in Your Name

If on April 12, 2021 your shares were registered directly in your name with Paratek's transfer agent, American Stock Transfer & Trust Company, LLC, then you are a shareholder of record. As a shareholder of record, you may vote at the Annual Meeting or vote by proxy. Whether or not you plan to attend the Annual Meeting, we urge you to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank

If on April 12, 2021 your shares were held not in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and the Notice is being forwarded to you by that organization. The organization holding your account is considered to be the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct your broker, bank or other nominee regarding how to vote the shares in your account. You are also invited to attend the virtual Annual Meeting, although in order to attend, you must show proof of share ownership, such as a current account statement. However, since you are not the shareholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a legal proxy or broker's proxy card form from your broker, bank or other nominee.

What am I voting on?

There are three matters scheduled for a vote:

- Election of three nominees as Class III directors to serve until the 2024 annual meeting of shareholders and until their successors are duly elected and qualified;

- An amendment to our Amended and Restated Certificate of Incorporation, as amended, or Charter, to increase the number of authorized shares of our common stock from 100,000,000 shares to 200,000,000 shares; and

- Ratification of the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2021.

What if another matter is properly brought before the meeting?

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on those matters in accordance with their best judgment.

How do I vote?

You may either vote "For" all the nominees to the Board of Directors or you may "Withhold" your vote for any nominee you specify. You may vote "For" or "Against" or abstain from voting to approve the Authorized Shares Amendment. You may vote "For" or "Against" or abstain from voting to ratify the selection of Ernst & Young LLP.

The procedures for voting are simple:

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote at the Annual Meeting, vote by proxy over the telephone, vote by proxy through the Internet or vote by proxy using a proxy card that you may request or that we may elect to deliver at a later time. Whether or not you plan to attend the virtual Annual Meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote even if you have already voted by proxy.

- To vote at the virtual Annual Meeting you will need the 16-digit control number included with these proxy materials at the Annual Meeting.

- To vote using a proxy card, simply complete, sign and date the proxy card that may be delivered and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, we will vote your shares as you direct.

- To vote over the telephone, dial toll-free 1-800-690-6903 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the company number and 16-digit control number from the Notice. Your telephone vote must be received by 11:59 p.m., Eastern Daylight Time on June 8, 2021 to be counted.

- To vote through the internet, go to http://www.voteproxy.com to complete an electronic voting instruction form. You will be asked to provide the 16-digit control number from the Notice. Your internet vote must be received by 11:59 p.m., Eastern Daylight Time on June 8, 2021 to be counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner of shares registered in the name of your broker, bank, or other nominee, you should have received information containing voting instructions from that organization rather than from Paratek. Simply follow the voting instructions to ensure that your vote is counted. To vote at the Annual Meeting, you must obtain a legal proxy or broker's proxy card from your broker, bank or other nominee. Follow the instructions from your broker, bank or other nominee included with these proxy materials or contact your broker, bank or other nominee to request a proxy form.

Internet proxy voting may be provided to allow you to vote your shares online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions. However, please be aware that you must bear any costs associated with your internet access, such as usage charges from internet access providers and telephone companies.

How many votes do I have?

On each matter to be voted upon, you have one vote for each share of common stock you own as of April 12, 2021.

What happens if I do not vote?

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record and do not vote by completing your proxy card, by telephone, through the internet, your shares will not be voted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If you are a beneficial owner and do not instruct your broker, bank, or other nominee how to vote your shares, the question of whether your broker, bank or other nominee will still be able to vote your shares depends on whether the applicable rules deem the particular proposal to be a "routine" matter. Brokers, banks and other nominees can use their discretion to vote "uninstructed" shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. Under applicable rules, "non-routine" matters are matters that may substantially affect the rights or privileges of shareholders, such as mergers, shareholder proposals, elections of directors (even if not contested), executive compensation (including any advisory shareholder votes on executive compensation and on the frequency of shareholder votes on executive compensation), and certain corporate governance proposals, even if management-supported. Although the determination of whether a nominee will have discretionary voting power for a particular item is typically determined only after proxy materials are filed with the SEC, we expect that your broker, bank or other nominee may not vote your shares on Proposal 1 without your instructions but may vote your shares on Proposal 2 or 3 even in the absence of your instruction.

What if I return a proxy card or otherwise vote but do not make specific choices?

If you return a signed and dated proxy card or otherwise vote without marking voting selections, your shares will be voted, as applicable, "For" the election of the three nominees as Class III directors, "For" the Authorized Shares Amendment, and "For" the ratification of selection by the Audit Committee of the Board of Directors of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2021. If any other matter is properly presented at the meeting, your proxyholder (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Who is paying for this proxy solicitation?

We will pay for the entire cost of soliciting proxies. This cost also includes support for the hosting of the virtual Annual Meeting. In addition to these proxy materials, our directors and employees may also solicit proxies in person, by telephone, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

What does it mean if I receive more than one Notice?

If you receive more than one Notice, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on the Notices to ensure that all of your shares are voted.

Can I change my vote after submitting my proxy?

Shareholder of Record: Shares Registered in Your Name

Yes. You can revoke your proxy at any time before the final vote at the meeting. If you are the record holder of your shares, you may revoke your proxy in any one of the following ways:

- You may submit another properly completed proxy card with a later date.
- You may grant a subsequent proxy by telephone or through the internet.
- You may send a timely written notice that you are revoking your proxy to our Corporate Secretary at 75 Park Plaza, 4th Floor, Boston, Massachusetts, 02116.
- You may attend the virtual Annual Meeting and vote electronically. Simply attending the virtual Annual Meeting will not, by itself, revoke your proxy.

Your most current proxy card or telephone or internet proxy is the one that is counted.

Beneficial Owner: Shares Registered in the Name of Broker or Bank

If your shares are held by your broker or bank as a nominee or agent, you should follow the instructions provided by your broker or bank.

Why a Virtual Meeting?

Due to the ongoing public health impact of the coronavirus outbreak (COVID-19) and to support the health and well-being of our directors, employees and shareholders, this year we are once again relying on the latest technology to host a virtual Annual Meeting. Shareholders will be able to attend the Annual Meeting online and submit questions by visiting www.virtualshareholdermeeting.com/PRTK2021. Shareholders will also be able to vote their shares electronically during the Annual Meeting.

What if During the Check-In Time or During the Annual Meeting I have Technical Difficulties or Trouble Accessing the Virtual Meeting Website?

There will be technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting website. If you encounter any difficulties accessing the virtual meeting website during the check-in or meeting time, please call the technical support number that will be posted on the Annual Meeting log-in page.

When are shareholder proposals and director nominations due for next year's annual meeting?

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by December 24, 2021, to our Corporate Secretary at 75 Park Plaza, 3rd Floor, Boston, MA 02116, provided, however, that if our 2022 annual meeting of shareholders is held before May 10, 2022, or after July 9, 2022, then the reasonable amount of time prior to the date we begin to print and mail our proxy statement for the 2021 annual meeting of shareholders. If you wish to submit a proposal (including a director nomination) at the meeting that is not to be included in next year's proxy materials, you must provide specified information in writing to our Corporate Secretary at the address above no earlier than February 9, 2022, and no later than March 11, 2022, except that if our 2022 annual meeting of shareholders is held before May 10, 2022, or after July 9, 2022, notice by the shareholder to be timely must be received not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. You are also advised to review our Bylaws, which contain a description of the information required to be submitted as well as additional requirements about advance notice of shareholder proposals and director nominations.

How are votes counted?

Votes will be counted by the inspector of election appointed for the meeting, who will separately count, (a) for Proposal 1, votes "For," "Withhold" and, if applicable, broker non-votes, (b) with respect to Proposal 2, votes "For," "Against," abstentions and, if applicable, broker non-votes and (c) with respect to Proposal 3, votes "For," "Against," abstentions and, if applicable, broker non-votes.

Abstentions will be counted towards the vote total for Proposals 2 and 3 and will have the same effect as "Against" votes. Broker non-votes have no effect and will not be counted towards the vote total for Proposals 1 and 3. Broker non-votes will have the same effect as "Against" votes for Proposal 2. However, due to the fact that brokers, banks and other nominees generally have discretionary authority to vote on Proposals 2 and 3, we do not expect broker non-votes on such proposals.

What are "broker non-votes"?

As discussed above, when a beneficial owner of shares held in "street name" does not give instructions to the broker or nominee holding the shares as to how to vote on matters deemed by the Nasdaq Stock Market, or Nasdaq, to be "non-routine," the broker or nominee cannot vote the shares. These unvoted shares are counted as "broker non-votes."

How many votes are needed to approve each proposal?

- For the election of directors, the three nominees receiving the most "For" votes from the holders of shares present or represented by proxy and entitled to vote on the election of directors will be elected. Abstentions and broker non-votes will have no effect on the results of this vote.

- The approval of the Authorized Shares Amendment requires the affirmative vote of a majority of the then shares outstanding entitled to vote. If you "Abstain" from voting, fail to submit a proxy or fail to vote electronically at the Annual Meeting, it will have the same effect as an "Against" vote. Broker non-votes will have the same effect as an "Against" vote. However, brokers, banks and other nominees generally have the discretionary authority to vote on this proposal, so we do not expect broker non-votes on this proposal.

■ The ratification of the selection by the Audit Committee of the Board of Directors of Ernst & Young LLP, as our independent registered public accounting firm for the year ending December 31, 2021, requires the affirmative vote of a majority of the shares entitled to vote and present or represented by proxy, at the Annual Meeting. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect on the results of this vote. However, brokers, banks and other nominees generally have the discretionary authority to vote on this proposal, so we do not expect broker non-votes on this proposal.

What is the quorum requirement?

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present if shareholders holding at least a majority of the outstanding shares entitled to vote are present at the Annual Meeting or represented by proxy. On the record date, there were 46,916,278 shares outstanding and entitled to vote. Thus, the holders of 23,458,139 shares must be present or represented by proxy at the Annual Meeting to have a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote electronically at the Annual Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the holders of a majority of the shares present at the meeting or represented by proxy may adjourn the meeting to another date.

How can I find out the results of the voting at the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. In addition, final voting results will be published in a current report on Form 8-K that we expect to file within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the meeting, we intend to file a Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an additional Form 8-K to publish the final results.

If I and other members of my household own Paratek shares in different accounts, will we receive multiple sets of materials?

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials or other Annual Meeting materials with respect to two or more shareholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials or other Annual Meeting materials addressed to those shareholders. This process, which is commonly referred to as "householding," potentially means extra convenience for shareholders and cost savings for companies.

This year, a number of brokers with account holders who are Paratek shareholders will be "householding" our proxy materials. A single Notice of Internet Availability of Proxy Materials will be delivered to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice of Internet Availability of Proxy Materials, please notify your broker or Paratek. Direct your written request to Corporate Secretary, Paratek Pharmaceuticals, Inc., 75 Park Plaza, 3rd Floor, Boston, MA 02116, or telephone (617) 807-6600. Shareholders who currently receive multiple copies of the Notices of Internet Availability of Proxy Materials at their addresses and would like to request "householding" of their communications should contact their brokers.

How may I communicate directly with members of Paratek's Board of Directors?

Shareholders and other interested parties may communicate directly with the Board of Directors by writing to:

Board of Directors
c/o Corporate Secretary
Paratek Pharmaceuticals, Inc.
75 Park Plaza, 3rd Floor,
Boston, MA 02116

The Corporate Secretary will forward such communications to the Board of Directors at or prior to the next meeting of the Board.

Shareholders and other interested parties wishing to communicate only with the independent directors, specific committees or an individual director should address their communications to such committee or director(s), care of the Corporate Secretary. These communications will be handled by the Corporate Secretary and forwarded to the applicable director(s) and/or committee(s) at or prior to the next meeting of such director(s).

The Board of Directors or the recipient directors will determine, in their sole discretion, how any such communications will be reviewed and considered.

Other Matters

The Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the meeting, it is the intention of the persons named in the accompanying proxy to vote on such matters in accordance with their best judgment.

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 is available without charge upon email or written request to: Corporate Secretary, Paratek Pharmaceuticals, Inc., 75 Park Plaza, 3rd Floor, Boston, MA 02116, or by email at: ir@paratekpharma.com.

Appendix A

Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Paratek Pharmaceuticals, Inc.

Paratek Pharmaceuticals, Inc. (the "*Corporation*"), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "*DGCL*"), **DOES HEREBY CERTIFY:**

FIRST: The name of the Corporation is Paratek Pharmaceuticals, Inc. This Corporation was originally incorporated as D-Novo Therapeutics, Inc. and the original Certificate of Incorporation of this Corporation was filed with the Secretary of State of the State of Delaware on February 27, 2001. The Corporation's Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 30, 2014 under the name Transcept Pharmaceuticals, Inc. (the "*Restated Certificate*"). The Restated Certificate was amended on October 30, 2014.

SECOND: Paragraph A of Article IV of the Restated Certificate is hereby amended in its entirety to read as follows:

"The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares that the Corporation is authorized to issue is Two Hundred Five Million (205,000,000) shares, Two Hundred Million (200,000,000) shares of which shall be Common Stock and Five Million (5,000,000) shares of which shall be Preferred Stock. The Common Stock shall have a par value of $0.001 per share and the Preferred Stock shall have a par value of $0.001 per share."

THIRD: That, pursuant to resolution of the Corporation's board of directors, a meeting of the stockholders of the Corporation was duly called and held upon notice in accordance with Section 222 of the DGCL, at which meeting the necessary number of shares as required by statute were voted in favor of this Certificate of Amendment.

FOURTH: This Certificate of Amendment was duly adopted by the directors and stockholders of the Corporation in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Restated Certificate to be signed by the authorized officer below as of the date hereof.

By: _____

Name: _____

Title: _____

Signed: _____

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